UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

(Mark one.)

- ☒ Form C: Offering Statement
- ❑ Form C-U: Progress Update
- ❑ Form C/A: Amendment to Offering Statement
  - ❑ Check box if Amendment is material and investors must reconfirm within five business days.
- ❑ Form C-AR: Annual Report
- ❑ Form C-AR/A: Amendment to Annual Report
- ❑ Form C-TR: Termination of Reporting

Name of issuer
Nutri-Chef Gluten-Free Foods, LLC

Legal status of issuer

> *Form*
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization*
> Missouri
>
> *Date of incorporation/organization*
> May 20, 2015 (converted to limited liability company October 16, 2018)

Physical address of issuer
2240 Edwards Street
St. Louis, Missouri 63110

Website of issuer
https://www.chefschoiceglutenfree.com/

Name of intermediary through which the Offering will be conducted
STL Critical Technologies JV I LLC, d/b/a Nvsted

CIK number of intermediary
0001700730

SEC file number of intermediary
007-00111

CRD number, if applicable, of intermediary
288930

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for

conducting the Offering, including the amount of referral and any other fees associated with the Offering 7.5% of the amount raised Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

Nvsted will receive an amount equal to 5% of the total amount raised.

Type of security offered
Convertible Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
N/A

Target offering amount
$60,000

Oversubscriptions accepted:

    ☒   Yes
    ☐   No

Oversubscriptions will be allocated:

    ☐   Pro-rata basis
    ☒   First-come, first-served basis
    ☐   Other:

Maximum offering amount (if different from target offering amount)
$107,000

Deadline to reach the target offering amount
March 30, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$671,000	$500,000
Cash & Cash Equivalents	$8,000	$5,000
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$574,000	$574,000
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0

Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida. Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: Form of Subscription Agreement and Convertible Note
EXHIBIT D: Operating Agreement

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
November 8, 2018

Nutri-Chef Gluten-Free Foods, LLC

Up to $107,000 of Convertible Notes

Nutri-Chef Gluten-Free Foods, LLC (the "Company"), is offering up to $107,000 worth of Convertible Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $60,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $60,000 by March 30, 2019. Unless the Company raises at least the Target Amount of $60,000 under the Regulation CF Offering (the "Closing Amount") by March 30, 2019 no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $107,000 (the "Maximum Amount") on a first come, first served basis. The minimum amount of Securities that can be purchased is $205 per Purchaser. The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

Updates

Updates on the status of this Offering may be found at: https://nvstedwithus.com/nutrichef-company

About this Form C

You should rely only on the information contained in this Form C. The Company has not authorized anyone to provide you with information different from that contained in this Form C. The Company is offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

ELIGIBILITY

The Company has certified that all of the following statements are **TRUE** for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)):

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Neither the issuer nor any of its predecessors have failed to comply with the ongoing reporting requirements of Rule 202 of Regulation CF.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Nutri-Chef Gluten-Free Foods, LLC (the "Company") is a Missouri limited liability, and was formed on May 20, 2015 as a Missouri corporation under the name "Nutri-Chef Corporation". The Company converted to a limited liability company effective October 16, 2018.

The Company is in the business of developing, creating, marketing, distributing, and selling gluten-free soups. The Company's soups are slow kettle cooked, flavorful and filled with fresh ingredients. The Company's customer base consists of those concerned about or suffering from celiac disease, gluten sensitivity, gluten intolerance, gluten allergy, wheat allergy, autoimmune diseases such as thyroid disease, inflammatory conditions such as arthritis, as well as customers focused on general health and those with family or friends subject to any of the foregoing issues.

From its Company-owned facility located at 2240 Edwards Street in the Hill neighborhood of the City of St. Louis, Company has developed three varieties of soups: Chicken Noodle, Chicken Brown Rice Provencal, and Beef Taco with Real Cheddar Cheese.

A description of the Company's products and business can be found on the Company's profile page on Nvsted under https://nvstedwithus.com/nutrichef-company and the Company's website at https://www.chefschoiceglutenfree.com/.

The Company has not commenced selling its products on the market.

DIRECTORS AND OFFICERS OF THE COMPANY

The officers or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Directors (Managers) of the Company

Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Kenneth A. Crecelius, Manager

Dates of Board Service: May 20, 2015 - Present
Note: The position was "Director" prior to the conversion of the Company to a limited liability company.

Business experience

Experienced professional and entrepreneurial manager seeks to continue progressive career in the marketing or marketing support field. Founded Hampton Sign-a-Rama in 1996. Experienced Manager with 31 years of responsibility in several brand and product marketing positions in consumer packaged goods field, including Ralston Purina Company.

Nutri-Chef Co. – November 2013 to Present: Owner and Founder of start-up venture to manufacture and distribute gluten free soups. Plan developed. Start-up capital secured. Sales Contract on location. Equipment reserved.

Dierbergs and Schnucks – November 2013 – Present : Deli Clerk

Global Resources –August 2013 to Nov. 2013: Business analyst helping small businesses to solve problems and take advantage of opportunities.

New York Life – August 2012 – July 2013: Generated prospects, analyzed financial situation, developed plan, managed account.

MetLife Financial Services – August 2011-August 2012 (St. Louis, MO): Performed prospecting, analysis of cases, solution design and closing responsibilities. Products utilized include insurance, annuities, stocks, bonds, mutual funds. Generated $950,000 sales in policy face amount.

Edward Jones 2010-August 2011 (St. Louis, MO): Acquired $360,000 in assets in 3 mos. Trained as financial advisor, resulting in the following licenses; Series 7, 66, Missouri Insurance License, Missouri long term care insurance. FA selling duties performed.

Hampton Sign-a-Rama 1996-2009 (St. Louis, MO): Achieved top sales of $250,000 per year. Founded and operated company that sells and manufactures many forms of signage. Managed five employees and performed all sole proprietor functions: administration, sales and marketing, finance, personnel management.

Paper Art Company 1987-1991 (Indianapolis, IN): _Grew product line by 20% by creating unique segmentation strategy. Product Manager-Mass Accounts: Responsible for $10 million seasonal party goods lines (500 + SKUs) for the C.A. Reed division of the Mennen Company which nationally distributes

paper party goods to mass merchandisers, drug and food accounts. Responsibilities include line planning and execution of creative development, line size, item configuration, pricing, trade promotion, sales materials and trade advertising.

Ralston Purina Company 1981-1987 (St. Louis, MO): Successfully planned, developed, and introduced nationally served new brands.
Product Manager: Puppy Chow
Responsible for bottom line profitability of a $175 million brand, the second largest in the $3 billion dog food category. Managed planning, on-going brand performance, evaluation, and the execution of all marketing programs, support by a $21 million advertising and promotion budget.

Product Manager: New Dog Food Development
Responsible for the management of the new product development process from concept generation and screening through market simulation testing. Directed three external new product consultants and two internal departments in the development and testing of product prototypes and related creative elements.

Production Manager: Children's Cereal
Responsible for creative and product development of new children's cereal from concept generation through national introduction and for bottom line profitability in the market.

Gardner Advertising 1980 (St. Louis, MO): Account Executive for Ralston Purina Puppy Chow and Fit & Trim.

Citi Corp 1978-1980 (St. Louis, MO): Product Manager-managed national direct mail campaign for unsecured loans.

Education:
Washington University, St. Louis, Mo – 1978
       Masters of Business Administration-Marketing and Finance emphasis
University of Missouri, Columbia, MO-1976
       B.S. Business Administration-Economic Emphasis

Community Involvement:
President of the St. Louis Hills Neighborhood Assn., 2008-2010
Board Member of the 2nd District St. Louis Police Assn. 2003-2009
President of Hampton/Chippewa Business Assn. 1996-1999
Board Member of the St. Louis Ambassadors 1996-2003

Skills:
Strong leadership skills, excellent oral and written communication skills, excellent presentation skills, creative problem solving, analytical thinking, excellent people skills, goal oriented, identification of business opportunities, entrepreneurial.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Officer	Name	Terms of Service	Responsibilities
President	Kenneth A. Crecelius	5/20/2015 - Present	General Management
Secretary	Kenneth A. Crecelius	5/20/2015 - Present	General Management

PRINCIPAL SECURITY HOLDERS

Ownership

A majority of the Company is owned by one individual. That individual is Kenneth A. Crecelius. Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage Ownership
Kenneth A. Crecelius	10,000 Class A Common Units	100%

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products is highly competitive.
The Company faces competition with respect to any products that the Company may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of the Company's competitors have significantly greater financial, technical and human resources than the Company have and superior expertise in research and development and marketing approved products and thus may be better equipped than the Company to develop and commercialize products. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company are able to, which would adversely affect the Company's competitive position, the likelihood that the Company's products will achieve initial market acceptance and the Company's ability to generate meaningful additional revenues from the Company's products. The Company competes most directly with other companies selling health conscious soups marketed to adults. The Company also competes with other manufacturers of health-forward foods and companies providing convenient whole foods, and with manufacturers of more traditional fast and convenient foods. General competition in the food industry includes products owned by multinational corporations with significant financial resources. These competitors can use their resources and scale to rapidly respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities. Demonstrating the quality and value of the Company's products are the critical factors for the success of the Company's company.

The minimum amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute the Company's business plan, the Company's continued operations will be in jeopardy and the Company may be forced to cease operations and sell or otherwise transfer all or substantially all of the Company's remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company is not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
The Company does not have the internal infrastructure necessary, and are not required, to complete an attestation about the Company's financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of the Company's financial controls. The Company expects to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has acceptable product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in the Company's products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products. A product recall or an adverse result in litigation could have an adverse effect on the Company's business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect the Company's reputation and brand image. The Company also could be adversely affected if consumers in the Company's principal markets lose confidence in the safety and quality of the Company's products.

The Company is vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The Company will acquire quantities of raw materials and ingredients in bulk. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. Our ability to pass along higher costs through price increases to the Company's customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which the Company competes. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect the Company's results of operations. The Company buy from a small number of producers and manufacturers. The supply and price are subject to market conditions and are influenced by other factors beyond the Company's control. The Company do not have long-term contracts with many of the Company's suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase the Company's costs and disrupt the Company's operations.

Failure by the Company's transportation providers to deliver the Company's products on time or at all could result in lost sales.

The Company will rely upon third-party transportation providers for all or a significant portion of the Company's product shipments. The utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase the Company's shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet the Company's shipping needs.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on the Company's financial condition.

Our activities or products are subject to regulation by various federal, state, and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, and Commerce and Labor. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food

quality and safety, ingredients, advertising, product or production requirements, labeling, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of the Company's products. The Company are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on the Company's business and results of operations. Further, if the Company is found to be out of compliance with applicable laws and regulations in these areas, the Company could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on the Company's business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm the Company's business or reputation.

Reductions in sales of the Company's products will have an adverse effect on the Company's profitability and ability to generate cash to fund the Company's business plan.
The following factors, among others, could affect continued market acceptance and profitability of the Company's products:

- the introduction of competitive products;
- changes in consumer eating habits;
- changes in consumer perception about popular or "trendy" food products or diets;
- changes in consumer perception regarding the healthfulness of the Company's products;
- the level and effectiveness of the Company's sales and marketing efforts;
- any unfavorable publicity regarding similar products or regarding the Company's brand;
- litigation or threats of litigation with respect to the Company's products;
- the price of the Company's products relative to other competing products;
- price increases resulting from rising commodity or ingredient costs;
- any changes in government policies and practices related to the Company's products, labeling and markets;
- regulatory developments affecting the manufacturing, labeling, marketing or use of the Company's products;
- new science or research that disputes the healthfulness of the Company's products; and
- new science or research that results in new treatments for celiac disease, gluten intolerance or gluten allergies.

Adverse developments with respect to the sale of the Company's products would significantly reduce the Company's net sales and profitability and have a material adverse effect on the Company's ability to maintain profitability and achieve the Company's business plan.

In the event the Company moves forward with any independent certifications for gluten-free or other status (e.g., organic, non-GMO), the Company's products shall rely on such third party independent certifications.
The Company may in the future rely on independent certification of gluten-free, the Company's non-GMO, organic and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label the Company's products as such. The FDA has defined the term "gluten-free" and the Company must comply with the FDA's definition if the Company include this label on the Company's products. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such.

If the Company's brand or reputation is damaged, the attractive characteristics that the Company offers retailers may diminish, which could diminish the value of the Company's business.

The Company believes its products and brand will be attractive for customers because its products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both the Company's planned premium price. If the Company's brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for the Company's products at the Company's then-current prices. If the Company no longer offer these characteristics, retailers may decrease their orders of the Company's products and downgrade the in-store placement of the Company's products, which could have an adverse effect on the Company's business and profitability.

The Company's success depends on the experience and skill of its founder. In particular, the Company is dependent on Kenneth A. Crecelius. There can be no assurance that Kenneth A. Crecelius will continue to be involved with the Company for a particular period of time. The loss of Kenneth A. Crecelius could harm the Company's business, financial condition, cash flow and results of operations.

The Company may be unable to protect the Company's intellectual property or trade secrets adequately. The Company has no patents or copyrights on its products, and currently has no licensed trademarks. To the extent that the Company seeks patent protection, any U.S. or other patents issued may not be sufficiently broad to protect their proprietary technologies. In addition, patents, even if granted, may be held invalid or unenforceable if challenged. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The Company may not accurately forecast demand for the Company's products. The Company may find it difficult to grow its business or to survive if their actual market is smaller than expected.

Risks Related to the Securities

The Company are offering convertible notes which pose unique risks. A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round or sale of the issuer, or is repaid if not converted by a certain date. The investor effectively loans money to a startup with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. Since an investor is lending money to a Company, convertible notes will more often than not accrue interest as well. However, as opposed to being paid back in cash, this interest accrues to the principal amount invested, increasing the number of Units issued upon conversion. Investors face significant risk that the Company may not have sufficient cash flow to repay the note, with interest, at its maturity date.

The Convertible Notes will not be freely tradable until one year from the initial purchase date. Although the Convertible Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with such Purchaser's attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Convertible Notes. Because the Convertible Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Convertible Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Convertible Notes may also adversely affect the price that you might be able to obtain for the Convertible Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

The Subscription Agreement and Convertible Note contains jurisdiction and venue provisions which require actions to be maintained in St. Louis County, Missouri, and the Purchaser waives his or her right to trial by jury.

Under the Subscription Agreement and Convertible Note of the Company, disputes will be resolved in the state or federal courts for St. Louis County, Missouri, and the Purchaser waives his or her right to trial by jury.

Disputes under the Operating Agreement requires arbitration.

Once the Convertible Notes convert to Units, any disputes will be subject to arbitration in accordance with the Operating Agreement.

The Offering

Purpose of Offering

The primary purpose of the Offering is to fund the acquisition and installation of certain food production equipment known as a "retort" and for costs related thereto. This equipment is used to sterilize food using heat and pressure as part of the food production process. The Company requires this equipment in order to be able to mass produce its products.

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	12.5 %	$7,500	7%	$7,500
Equipment, Installation and related work	75%	$45,000	46.7%	$50,000
Marketing and Branding	6.25%	3,750	23.4%	25,000
Slotting Fees	6.25%	3,750	9.3%	$10,000
Other Operating Expenses	0%	0	13.6%	$14,500
TOTALS:	100%	$60,000	100%	$107,000

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions. If the costs associated with the equipment, installation and related work exceeds the amount set forth above, then funds otherwise allocated to marketing, branding and slotting fees will be reduced and application toward the equipment and installation thereof. The Company reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

Until the earlier of the qualified financing or sale of the Company, the Convertible Notes accrue an annual interest rate of 5% per annum, compounded annually. Upon a conversion, the issuer will issue Units. If the Units convert due to a Qualified Financing, then the Units shall be of the same type of class as issued to the Subsequent Investors. Otherwise, the Units shall be Class A Common Units. The Convertible Notes are subordinate to any senior indebtedness of the Company. The Units are subject to the terms and conditions of the Operating Agreement of the Company.

In connection with the conversion, the Purchaser will be required to deliver the Convertible Note to the Company, and will further be required to execute a joinder to the operating agreement of the Company and such other documents and instruments as the Company may require. The Convertible Notes sold in this Offering will convert in the following circumstances:

Conversion Event	Description of Conversion Event	Conversion Price	Notes
Qualified Financing	Sale of Equity Securities for aggregate gross proceeds of at least $800,000 with the principal purpose of raising capital.	Conversion price is equal to 80% of the per Unit price paid by the Subsequent Investors in such Equity Securities in the Qualified Financing.	This results in the Purchaser acquiring Units at a 20% discount compared to the amount paid by the Subsequent Investors. The Units will be the same type and class of Units issued to the Subsequent Investors.
Sale of the Company	Consolidation or merger of the Company with another, (unless continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent); (ii) in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) disposition of all or substantially all of the assets of the Company.	Conversion price is *greater of*: (i) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (ii) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into Class A Common Units upon a "Qualified Financing" immediately prior to the Sale of the Company.	The Company will give the Investor at least 15 days prior written notice of the anticipated closing date of a Sale of the Company

Conversion at Maturity.	Upon the Maturity Date (i.e., the fourth anniversary of the date of the Convertible Note).	See "Sale of the Company", above.	The Holder may elect to convert this Note into Class A Common Units as if a Sale of the Company had occurred by delivery of written notice to the Company at least 30 days prior to the Maturity Date (i.e., the fourth anniversary of the date of the Note).

Note: If the conversion of this Note would result in the issuance of a fractional Unit, the Company shall: (i) issue fractional units, (ii) round the number of units issued up to the nearest whole unit, or (iii) in lieu of issuance of a fractional Unit, pay the Holder an amount equal to the product resulting from multiplying the then current fair market value of a Unit into which this Note has converted by the fraction.

Other Material Terms

- The Company does not have the right to repurchase the Securities, other than in connection with an unauthorized transfer of Units or an "involuntary transfer" of Units under the Operating Agreement.
- The Securities do not have a stated return or liquidation preference.
- The Operating Agreement contains provisions that place restrictions on each Member (including a Purchaser who holds Class A Units as a result of a conversion) to use or disclose any Confidential Information of the Company.

The forms of the Subscription Agreement and Convertible Note are attached to this Form C as Exhibit C.

A copy of the current Operating Agreement of the Company is attached to this Form C as Exhibit D.

Nvsted Regulation CF rules regarding the investment process:

- investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;

- The intermediary will notify investors when the target offering amount has been met;

- unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;

- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;

- if there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

- if an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and

- if an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering.

Minimum amount of Convertible Notes being offered	$60,000
Maximum amount of Convertible Notes	$107,000
Purchase price per security	Not Applicable
Minimum investment amount per investor	$205
Offering deadline	March 30, 2019
Use of proceeds	See the description of the use of proceeds elsewhere in this Form C.
Voting Rights	Prior to conversion, no voting rights shall apply to the Convertible Notes. After conversion, Units may have voting rights if they convert to Class A Common Units.
Seniority	Convertible Notes are subordinate to senior indebtedness of the Company.

Restrictions on Transfer of Securities Being Offered

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors or any employee, officer or director of a competitor, as determined by the Company in good faith. The Purchaser must provide written notice to the Company in connection

with any transfer of Securities. A qualified transferee must agree to be bound by the terms and conditions of the Operating Agreement of the Company in connection with any transfer.

Furthermore, upon the event of an IPO, the capital equity into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: Not applicable

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

Capitalization
The Company has the following outstanding Securities:

Type of Security	Amount	Voting Rights	How this Security may limit, dilute or qualify the Securities issued pursuant to this Offering	Percentage Ownership of the Company by the holders of such Securities prior to the Offering	Other Material Terms
Class A Common Units	10,000	Yes	N/A	100%	N/A

Indebtedness of Issuer
The Company has the following debt outstanding:

Creditor	Balance	Interest Rate	Maturity Date	Security
Lindell Bank	203,000	5.5	2026	Real Estate
Fortune Bank	325,000	5.75	2021	Equipment

Other Exempt Offerings

The issuer has not conducted any exempt offerings within the past three years.

FINANCIAL CONDITION OF ISSUER

The financial statements are an important part of this Form C and to a potential Purchaser's understanding of the financial condition of the Company and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

The issuer does not have an operating history and has not generated any sales or income.

Liquidity and Capital Resources
The Offering proceeds are essential to the Company's operations. The Company plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of the Company's business strategy. The Offering proceeds will have a beneficial effect on the Company's liquidity, and will be used to execute the Company's business strategy. The Company does not have any additional sources of capital other than the proceeds from the Offering.

Real Estate
The Company owns its facility located at 2240 Edwards Street, St. Louis, Missouri. The Company does not know the current fair market value of the facility. The most recent valuation of the real estate was performed approximately two (2) years ago, and the real estate was appraised with a fair market value of approximately $285,000. The facility is secured by a Deed of Trust for the loan owed to Lindell Bank, referenced under the section captioned "Indebtedness of Issuer", above.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future other than for equipment and other uses described in the "use of proceeds" section.

Material Changes and Other Information Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Operations
The Company has not commenced operations. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce profits and/or obtain financing sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts.

Material Changes and Other Information Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as **Exhibit B**.

Valuation
As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its ownership interests (or grants options over its ownership interests) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash

investments from outside investors, like you, the new investors typically pay a much larger sum for their Units than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each Unit of the same type is worth the same amount, and you paid more for your ownership interests (or the notes convertible into ownership interests) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. if this happens, the value of the investment will go down.

Intellectual Property
The Company does not have any licensed trademarks or other registered intellectual property. The Company has filed an intent-to-use trademark application with the United Stated Patent & Trademark Office (Application #86672659).

Litigation
None

Dilution
Even once the Convertible Notes convert into equity securities, the investor's stake in the Company could be diluted due to the Company issuing additional Units. In other words, when the Company issues more Units (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of Units outstanding could result from an equity offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising Unit options, by the granting of Units to employees or independent contractors as compensation, or by conversion of certain instruments (e.g. convertible bonds, preferred Units or warrants) into Units.

If the Company decides to issue more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more Units in a "down round," meaning at a lower valuation than in earlier Offerings.

This type of dilution might also happen upon conversion of convertible notes into Units. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more Units than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a

Unit price ceiling. Either way, the holders of the convertible notes get more Units for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more Units for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each Units to hold a certain amount of value, it's important to realize how the value of those Units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each Unit, ownership percentage, voting control, and earnings per Unit.

Tax Matters
EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Other
Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the information set forth in the section captioned "Financial Condition of Issuer", set forth above. Financial statements are attached hereto as Exhibit B.

OTHER MATERIAL INFORMATION

Bad Actor Disclosure
None

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation CF Offering during any 12-month period:

If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30 (120 days after fiscal year end).

Once posted, the annual report may be found on the Company's website at:

https://www.chefschoiceglutenfree.com/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation CF (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Kenneth Crecelius
(Signature)

Kenneth Crecelius
(Name)

Owner
(Title)

11/8/18
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation CF (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Kenneth Crecelius
(Signature)

Kenneth Crecelius
(Name)

Owner
(Title)

11/8/18
(Date)

EXHIBIT B
FINANCIAL STATEMENTS
(UNAUDITED)

The undersigned, Kenneth A. Crecelius, the Manager (Principal Executive Officer) of NUTRI-CHEF GLUTEN-FREE FOODS, LLC, a Missouri limited liability company, hereby certify that the financial statements of NUTRI-CHEF GLUTEN-FREE FOODS, LLC, a Missouri limited liability company, and notes thereto for the period ending 2016 and 2017 included in this Form C offering statement are true and complete in all material respects.

IN WITNESS THEROF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 8th day of November, 2018.



Kenneth A. Crecelius
Position: Manager
Date: November 8, 2018

Nutri-Chef Gluten-Free Foods, LLC
Income and Tax Information for 2017 Tax Year
(Unaudited)

For tax year ending December 31, 2017:

Total income: $0
Taxable Income: $0
Total Tax: $0

Nutri-Chef Gluten-Free Foods, LLC
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2017		Year Ended December 31, 2016	
Revenue:	$	0	$	0
Cost of sales		0		0
Gross profit		0		0
Expenses:				
Ingredient Costs				
Pouch and Printing				
Mortgage/Debt Service		28,500		28,500
Shipping				
Labor		400		0
Utilities		5,000		3,200
USDA Start Up		10,000		10,000
Build Out and Installation		120,000		35,000
Insurance		2,200		2,200
Selling Costs		0		0
Total expenses		166,100		78,900
Net income	$	(166,100)	$	(78,900)

Nutri-Chef Gluten-Free Foods, LLC
Balance Sheets
(Unaudited)

	December 31, 2017		December 31, 2016	
ASSETS				
Cash	$	8,000	$	5,000
Inventory		0		0
Total current assets				
Fixed assets, net		378,000		210,000
Other assets		285,000		285,000
TOTAL ASSETS	$	671,000	$	500,000
LIABILITIES AND MEMBERS' EQUITY				
Accounts payable and accrued expenses	$		$	
Total current liabilities				
Total long term liabilities		574,000		574,000
Commitments and contingencies				
Owner's equity		97,000		(74,000)
TOTAL LIABILITIES AND OWNERS' EQUITY	$	671,000	$	500,000

Nutri-Chef Gluten-Free Foods, LLC
Statements of Cash Flows
(Unaudited)

	Year Ended December 31, 2017		Year Ended December 31, 2016	
	$		$	
Cash Flow From Operations		0		0
		0		0
Additions to Cash:				
Depreciation and amortization		120,000		51,000
Deduction From Cash:				
Labor		(400)		0
Utilities		(5,000)		(3,200)
USDA Start Up		(10,000)		(10,000)
Insurance		(2,200)		(35,000)
Change in assets and liabilities:				
Net cash provided by operating activities		102,400		2,800
Cash Flows from Investing Activities				
Capital expenditures		(120,000)		(35,000)
Net cash used in investing activities		(120,000)		(35,000)
Cash Flows Associated with Financing		(28,500)		(28,500)

(Decrease) increase in capitalized lease obligations				
Net cash used in financing activities		(28,500)		(28,500)
Cash and Cash Equivalents at Beginning of Period		5,000		5,000
Cash and Cash Equivalents at end of Period		8,000		5,000
	$	(43,100)	$	(60,700)

EXHIBIT C
SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STL CRITICAL TECHNOLOGIES JV I, LLC, D/B/A NVSTED (THE "INTERMEDIARY"), LOCATED IN ST. LOUIS COUNTY, MISSOURI. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN *SECTION 4(d)*. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

SUBSCRIPTION AGREEMENT

To: Nutri-Chef Gluten-Free Foods, LLC
     2240 Edwards Street
     St. Louis, Missouri 63110

Ladies and Gentlemen:

1. <u>Note Subscription.</u>

(a) The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase a Convertible Note (the "**Securities**"), of Nutri-Chef Gluten-Free Foods, LLC, a Missouri limited liability company (the "**Company**"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document. The Convertible Note shall be in the form attached hereto as **Exhibit A**.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $107,000 (the "**Oversubscription Offering**"). Providing that subscriptions for $60,000 Securities are received (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

(f) Subscriber agrees and accepts that in order to convert the Subscriber's Convertible Note into membership interests, Subscriber will be required to timely elect such conversion and to sign a joinder agreement by which Subscriber will agree to be bound by the terms and conditions of the Operating Agreement of the Company, as it may be hereinafter amended from time to time.

2.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary. The purchase price amount for which Subscriber has irrevocably subscribed shall be as set forth on the signature page hereto.

(b)   Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3.   Representations and Warranties of the Company. The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Missouri. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6).The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of Units will be authorized and issued when required.

(d)   Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in *Section 4* hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2017 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(i)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(j)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing: (i) against the Company or (ii) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s).

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement of the Company and other agreements or instruments required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except: (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Illiquidity and Continued Economic Risk Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)   To the Company;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act with the SEC; or

(iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   Investment Limits. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii)   Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f)   Subscriber information. Within 5 days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a member, shareholder or other owner (or potential member, shareholder or other owner) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)   Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities.

Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that Securities are Convertible Notes, and that no value is required to be placed on the Company in connection therewith. No warranties are made as to value of the Company or its Units.

(i)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Governing Law: Jurisdiction; Venue. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Missouri.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION AND VENUE OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF MISSOURI AND THAT ARE IN OR SERVE ST. LOUIS COUNTY, MISSOURI, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND

UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION AND VENUE OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT.

EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN *SECTION 8* AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to Company:

Nutri-Chef Gluten-Free Foods, LLC
2240 Edwards Street
St. Louis, Missouri 63110

If to Subscriber:

To such address as set forth on the signature page hereto.

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)   If any recapitalization or other transaction affecting the Units of the Company is effected, then any new, substituted or additional securities or other property

which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)	No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has executed this Subscription Agreement as the date set forth below.

Date: _____, 201____

The aggregate purchase price for the Convertible Notes the undersigned irrevocably subscribes for is:

$_____

The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

_____

SUBSCRIBER:

Signature: _____
Printed Name: [Investor Name]
Title: [Investor Title, If Applicable]
Address: [Investor Address Line 1]
          [Investor Address Line 2]
Telephone: [Investor Telephone Number]
Email: [Investor E-mail]
SSN/EIN: [Investor Tax Identification Number]

ACCEPTED:

Nutri-Chef Gluten-Free Foods, LLC

By: [Company Representative Signature]
Name: [Company Representative Name]
Title: [Company Representative Title]

[Signature Page to Subscription Agreement]

Exhibit A

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE

$[*PRINCIPAL AMOUNT*] Date: [*DATE*]

For value received, Nutri-Chef Gluten-Free Foods, LLC, a Missouri limited liability company (the "**Company**"), promises to pay to [*INVESTOR NAME*], the investor party hereto ("**Investor**") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "**Note**") the principal amount set forth above and on the signature page of his/her/its subscription agreement (the "**Subscription Agreement**"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "**Crowdfunding Notes**") to qualified purchasers (collectively, the "**Investors**") on the funding portal STL Critical Technologies JV I, LLC, d/b/a Nvsted, a funding portal with its principal place of business in St. Louis County, Missouri.

1. Definitions.

(a) "**Class A Common Units**" shall have the meaning set forth in the LLC Agreement.

(b) "**Customary Documents**" shall mean all or any of: a purchase agreement, an investor rights agreement, operating agreements and amendments, and/or other ancillary agreements, with customary representations and warranties and transfer restrictions (including, without limitation, a 180-day lock-up agreement in connection with an initial public offering) or other similar documents.

(c) "**LLC Agreement**" means the Operating Agreement of the Maker dated October 16, 2018, as it may be amended from time to time.

(d) "**Maturity Date**" means the FOURTH (4th) anniversary of the date of this Note, as first set forth above.

(e) "**Outstanding Balance**" at any time is the outstanding principal balance of this Note, and any accrued but unpaid interest thereon at such time.

(f)   **"Person"** means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

(g)   **"Required Investors"** shall mean Investors holding 51% or more of the aggregate then outstanding principal amount of the Crowdfunding Notes.

(h)   **"Qualified Financing"** shall mean a transaction or series of related transactions pursuant to which the Company issues and sells Equity Securities (as defined in <u>Section 4(a)</u>, below) for aggregate gross proceeds of at least $800,000 (excluding all proceeds from the incurrence of all indebtedness [including this Note and all Crowdfunding Notes] and SAFEs that are converted into such Equity Securities, or otherwise cancelled in consideration for the issuance of such Equity Securities) with the principal purpose of raising capital.

(i)   **"Sale of the Company"** shall mean: (i) any consolidation or merger of the Company with or into any other limited liability company or other Person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the Members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale or other disposition of all or substantially all of the assets of the Company.

(j)   **"Senior Indebtedness"** shall mean the principal and interest on indebtedness of the Company whether now outstanding or hereafter incurred for money borrowed from or guaranteed to banks, trust companies, insurance companies, governmental agencies and other recognized financing institutions, as evidenced by notes or similar obligations unless, in each case, by the terms of the instrument creating or evidencing such indebtedness it is expressly provided that such indebtedness is not superior in the right of payment to this Note.

(k)   **"Unit"** shall have the meaning set forth in the LLC Agreement.

2.   Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. This Note shall mature on the Maturity Date.

3.   Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of five percent (5%) per annum (compounded annually) or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

4.   Conversion; Repayment Premium Upon Sale of the Company.

(a)   <u>Conversion Upon a Qualified Financing</u>. In the event that the Company issues and sells either common or preferred Units (**"Equity Securities"**) in the Company to subsequent investors (the

"**Subsequent Investors**") in a Qualified Financing, then the Outstanding Balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities (based on the same type and class as those issued to the Subsequent Investors) at a conversion price equal to 80% of the per Unit price paid by the Subsequent Investors in such Equity Securities in the Qualified Financing.

(b) <u>Conversion Upon Sale of Company</u>. Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into Class A Common Units pursuant to <u>Section 4(a)</u> immediately prior to the closing of such Sale of the Company.

(c) <u>Conversion at Maturity</u>. If this Note has not been previously converted to Equity Securities effective upon the Maturity Date, the Holder may elect to convert this Note into Class A Common Units as if a Sale of the Company had occurred by delivery of written notice to the Company at least 30 days prior to the Maturity Date of the intent to make such election to convert.

(d) <u>Fractional Units</u>. If the conversion of this Note would result in the issuance of a fractional Unit, the Company shall, at the Company's sole option: (i) issue fractional units, (ii) round the number of units issued up to the nearest whole unit, or (iii) in lieu of issuance of any fractional Unit, pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one Unit into which this Note has converted by such fraction.

5. **Expenses.** In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. **Prepayment.** The Company may not prepay this Note prior to the Maturity Date without the written consent of the Required Investors.

7. **Default.** In the event of any **"Event of Default"** hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an **"Event of Default"**, provided, however that Required Investors may waive any Event of Default as set forth:

(a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 30 calendar days after Company's receipt of written notice from Investor of such failure.

(b) The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(c) An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect, or a

custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

8.   **Security; Subordination.**

(a)   Security. This Note is a general unsecured obligation of the Company and is not guaranteed by any other Person or secured by any assets of the Company.

(b)   Senior Indebtedness. The indebtedness evidenced by this Note, including principal and interest, shall be subordinate and subject in right of payment to the prior payment in full of all Senior Indebtedness, whether now outstanding or hereafter incurred, and any holder of this Note, by acceptance hereof, agrees to and shall be bound by the provisions of this section.

(c)   Distribution of Assets. Upon any payment or distribution of the assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon any dissolution or winding-up or total or partial liquidation or reorganization of the Company, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all principal and interest due upon all Senior Indebtedness shall first be paid in full, or payment thereof provided for before the holder of this Note shall be entitled to be paid in cash or receive any assets.

(d)   Obligation of Company. Nothing contained in this Section 8 is intended to or shall impair the obligation of the Company, which is absolute and unconditional, to pay to Holder and others holding similar Notes the Outstanding Balance on such Notes, as and when the same shall become due and payable in accordance with their terms, or to affect the relative rights of Holder and creditors of the Company other than the holders of the Senior Indebtedness, nor shall anything herein or therein prevent Holder from exercising all remedies otherwise permitted by applicable law upon default of this Note, subject to the rights, if any, under this section of the holders of Senior Indebtedness in respect of cash, property or securities of the Company otherwise payable or delivered to such holder upon the exercise of any such remedy.

9.   **Customary Documents.** Upon any conversion of this Note, Investor hereby agrees to execute and deliver to the Company all transaction documents entered into by other purchasers participating in the Qualified Financing, including but not limited to any Customary Documents. This Note will be subject to the terms and conditions of the LLC Agreement. Prior to receiving Units in the Company the Holder will execute a signature page to the LLC Agreement agreeing to be bound by the terms and conditions of the LLC Agreement.

10.   **Waiver.** The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

11.   **Governing Law.** This Note shall be governed by and construed under the laws of the state of Missouri as applied to agreements among Missouri residents, made and to be performed entirely within the state of Missouri, without giving effect to conflicts of laws principles.

12.   **Jurisdiction and Venue.** Investor and the Company irrevocably consent to the exclusive jurisdiction of, and venue in, the state courts in St. Louis County in the State of Missouri, in connection with any matter based upon or arising out of this Note or the matters contemplated herein or therein, and agrees that process may be served upon them in any manner authorized by the laws of the State of Missouri for such Persons.

13.   **Waiver of Jury Trial; Judicial Reference.** Investor hereby agrees and the Company hereby agrees to waive their respective rights to a jury trial of any claim or cause of action based upon or arising out of this Note.

14.   **Parity with Other Notes.** The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

15.   **Modification; Waiver.** Any term of this Note may be amended or waived with the written consent of the Company and the Required Investors; provided however, that no such amendment, waiver or consent shall: (a) reduce the principal amount of any Note without the affected Investor's written consent, or (b) reduce the rate of interest of any Note without the affected Investor's written consent.

16.   **Assignment.** Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any Person upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal. Notwithstanding the foregoing, this Note may not be transferred to a competitor of the Company or any employee, director, or officer of a competitor, as determined by the Company in good faith.

17.   **Electronic Signature.** The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

The Company has caused this Note to be issued as of the date first written above.

COMPANY:

Nutri-Chef Gluten-Free Foods, LLC
a Missouri limited liability company

By: [Signature of Company Representative]
Name: [Printed Name of Company Representative]
Title: [Title of Company Representative]

NUTRI-CHEF GLUTEN-FREE FOODS, LLC

(A Missouri Limited Liability Company)

LIMITED LIABILITY COMPANY
OPERATING AGREEMENT

THE SECURITIES EVIDENCED BY THE UNITS DESCRIBED IN THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES OR "BLUE SKY" LAWS OF ANY STATE, ALTHOUGH THE COMPANY MAY APPLY FOR REGISTRATION OR OTHER QUALIFICATION OF THE UNITS IN CERTAIN STATES. THE FUTURE TRANSFER OF THE UNITS MAY BE LIMITED BY (A) THE NECESSITY OF AFFECTING ANY REGISTRATION OR COMPLYING WITH ANY EXEMPTION REQUIRED BY THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES OR "BLUE SKY" LAWS AND (B) THE RESTRICTIONS ON TRANSFERABILITY CONTAINED IN THIS AGREEMENT.

LIMITED LIABILITY COMPANY
OPERATING AGREEMENT OF
<u>NUTRI-CHEF GLUTEN-FREE FOODS, LLC</u>

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT, is effective as of the 16th day of October, 2018 ("**<u>Effective Date</u>**"), by and among the Company and the Persons executing this Agreement as its Members.

WHEREAS, effective May 20, 2015, Nutri-Chef Company was formed as a Missouri corporation through the filing of Articles of Incorporation with the Missouri Secretary of State; and

WHEREAS, effective October 9, 2018, the Nutri-Chef Company changed its name to Nutri-Chef GF Company; and

WHEREAS, effective October 16, 2018, Nutri-Chef GF Company, a Missouri corporation, f/k/a Nutri-Chef Company, elected to convert to a Missouri limited liability company pursuant to Section 351.409 of the General and Business Corporation Law of Missouri; and

WHEREAS, in connection with such conversion, a Certificate of Conversion and Articles of Organization were filed with the Missouri Secretary of State establishing, among other things, NUTRI-CHEF GLUTEN-FREE FOODS, LLC (the "**<u>Company</u>**") as the converted Missouri limited liability company operating; and

WHEREAS, the parties hereto desire that this Agreement serve as the operating agreement of the Company and to operate the Company pursuant to the terms of the Act and the terms of this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements below, and other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties agree as follows:

ARTICLE I
<u>DEFINITIONS</u>

Whenever used in this Agreement, the recitals above, or the securities disclosure set forth on the cover page of this Agreement, capitalized terms shall have the meanings respectively assigned to them in the glossary of this Agreement ("**<u>Glossary</u>**"), which is attached to this Agreement as **<u>Exhibit A</u>** and by this reference incorporated into this Agreement in full. Capitalized terms which are not defined in the Glossary, but are defined in the body of this Agreement, shall have the meanings assigned to them in the body of this Agreement. Any defined terms used in this Agreement may be used in the singular, plural, or in any gender, according to the context in which used.

ARTICLE II
ORGANIZATIONAL AND GENERAL MATTERS

2.1 **AGREEMENT TO ADOPT AGREEMENT**. The Members and the Company adopt this Agreement as the limited liability company operating agreement of the Company. This Agreement shall restate and replace any previous operating agreement of the Company, including, but not limited to, the Initial Operating Agreement.

2.2 **NAME**. The name of the Company is NUTRI-CHEF GLUTEN-FREE FOODS, LLC. The business of the Company shall be conducted solely in such name, in the name "Nutri-Chef", "Nutri-Chef Gluten-Free", or "Nutri-Chef Gluten-Free Foods", or as the Board otherwise deem advisable.

2.3 **PRINCIPAL OFFICE, REGISTERED AGENT AND REGISTERED OFFICE**. On the Effective Date: **(A)** the principal office of the Company is located at 2240 Edwards Street, St. Louis, Missouri 63110; **(B)** The registered office of the Company is located at 7701 Forsyth Boulevard, Suite 500, Clayton, Missouri 63105; and **(C)** the registered agent of the Company is ANDREW H. HOGENSON, ESQ. Subject to all other terms of this Agreement, the Company may maintain a principal office and such other offices in the State or elsewhere as the Board may from time to time deem advisable and the principal office, registered office, and registered agent of the Company may be changed from time to time as the Board deems advisable.

2.4 **TERM**. The Company was initially formed as a Missouri corporation on May 20, 2015. The term of the Company commenced on the date of the filing of the Articles on October 16, 2018 and shall continue in full force until dissolved and terminated pursuant to **Article IX**.

2.5 **PURPOSE**. The Company was organized for the purposes set forth in the Articles.

2.6 **DELIVERY OF COPIES TO MEMBERS**. Upon the return by the Secretary of State of the State to the Company of any document filed with the Secretary of State of the State relating to the Company, neither any Manager nor any other Person, shall have any duty to deliver or mail a copy thereof to each Member.

2.7 **ORGANIZATIONAL STATUS**.

(A) Subject to **subsection (B)** and **subsection (C)** below, the Board shall, from time to time, file any necessary amendments to the Articles and other filings as required by changes in law or changes in this Agreement and will do all things requisite to the maintenance of the Company as a Missouri limited liability company under the Act, and as a partnership for U.S. income tax purposes, so long as the Company has more than ONE (1) Member. The Board shall, from time to time, take appropriate action, including the preparation and filing of such other documents as may be required under the laws of all other jurisdictions in which the Company may elect to do business. All fees for such filings shall be at the expense of the Company.

(B) If by the Consent of the Board it is determined that the tax status of the Company should change to a C corporation or an S corporation, the remaining Members and Assignees agree to consent to such change, if required, and to execute and deliver any and all

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documents required to effectuate such change as long as: **(1)** there is an opinion of counsel for the Company that such change in status will not be a taxable event, having material adverse tax consequences to such remaining Members or Assignees, or **(2)** the Company agrees to indemnify such remaining Members and Assignees and hold them harmless from any material adverse tax consequences resulting from such change in status being a taxable event.

(C) If the Members vote or agree, by Consent of the Board, to convert the Company to a corporation, by any reasonable means, including, but not limited to, merging this Company into a corporation, transferring Units for stock in a corporation, liquidating the Company and transferring the assets to a corporation for stock, or having the Company incorporate the assets and liabilities of the Company and distribute stock interests to the Members and Assignees (collectively referred to as "**Incorporation**"), each of the other Members and Assignees (if required) agree to vote in favor of the Incorporation and to execute any and all documents necessary to effectuate the Incorporation, as long as all Members and Assignees receive stock in the successor corporation which constitutes the same percentage of all issued and outstanding shares of stock of such corporation upon Incorporation, as the percentage of total Units in this Company held by each Member and Assignee on the date of such Incorporation and each such Member and Assignee has rights with respect to such stock and such corporation that are substantially similar to the rights of such Members and Assignees with respect to its Units and the Company under this Agreement. In the event of any such Incorporation, each Member and Assignee agrees to execute a restrictive stock agreement governing his shares of the successor corporation, having the same or substantially similar terms as this Agreement concerning the Member's or Assignee's transfer of Units, or restrictions thereon, except that such restrictive stock agreement shall relate to shares of stock of the successor corporation rather than Units of this Company.

2.8 **UNITS NOT CERTIFICATED.** The Units will be not be represented by a certificate or other evidence of ownership. A Member's Units will be recorded on **Exhibit B**, which is attached to this Agreement and by this reference made a part of this Agreement in full, as the same may be amended from time to time, and in the records of the Company.

2.9 **NON-DISCLOSURE AND NON-USE OF CONFIDENTIAL INFORMATION.** Each Member, Assignee, Manager and Officer agrees that during or following the time that such Person is a Member, Assignee, Manager or Officer of the Company, such Member, Assignee, Manager or Officer shall not, without the Consent of the Board, directly or indirectly, disclose any "Confidential Information" to any Person or Entity, other than the Company and its Accountants, or attorneys, or such Member's, Assignee's, Manager's or Officer's accountants or attorneys, or for the exclusive benefit the Company. Each Member, Assignee and Manager shall use his best efforts and diligence during and after the time that he, she or it is a Member, Assignee, Manager or Officer to protect the confidential, trade secret, and proprietary character of all such Confidential Information of the Company. Each Member, Assignee, Manager and Officer agrees to promptly deliver to the Company, upon the termination of his status as a Member, Assignee, Manager or Officer for any or no reason, without retaining any copies, all documents or other materials in their possession relating directly or indirectly to any Confidential Information.

ARTICLE III
CAPITAL CONTRIBUTIONS, CAPITAL ACCOUNTS,
UNITS AND ADVANCES OF MEMBERS AND ASSIGNEES

3.1 **MEMBERS AND UNITS.** The respective names, addresses, number of Units and Sharing Percentages of the Members and Assignees in the Company are as listed on **Exhibit B**.

3.2 **ADDITIONAL MEMBERS AND ASSIGNEES.** Promptly after admission of any Member or acquisition of any Units by an Assignee in accordance with this Agreement, this Agreement shall be amended by the Board to amend **Exhibit B** to reflect the name, address, Units, and Sharing Percentage of each Member and Assignee, including the incoming Member or Assignee.

3.3 **CAPITAL ACCOUNTS.**

    (A) Each Member and Assignee will have a Capital Account. The Company will not pay any interest on any Capital Contribution or Capital Account.

    (B) To the extent a Member contributes property, other than cash, in exchange for Units in the Company, the Fair Market Value of the property must be determined by the consent of the contributing Member and the Board before the contribution is made.

3.4 **NO RETURN OF CAPITAL CONTRIBUTIONS.** Except to the extent expressly set forth to the contrary in this Agreement, neither the Company nor any Member or Assignee will be required to return any portion of any other Member's or Assignee's Capital Contribution, and no Member or Assignee will have the right to demand a return of such Member's or Assignee's Capital Contribution, or any part thereof. Any return of a Capital Contribution must be made solely by the Company, and to the extent the Company returns any Capital Contributions, the Company must make the return solely from Company assets.

3.5 **ADDITIONAL CAPITAL CONTRIBUTIONS.**

    (A) Under no circumstance will any Member or Assignee be required to make any Additional Capital Contribution. This **subsection (A)** will apply to all of the Members and Assignees regardless of whether the Member or Assignee in question has a deficit balance in his, her, or its Capital Account, so that no Member or Assignee will ever be required, on liquidation or dissolution of the Company or otherwise, to contribute an amount equal to the deficit in his Capital Account, if any. Deficit Capital Account balances are not assets of the Company.

    (B) No Member or Assignee has the right to make any Additional Capital Contributions without first obtaining the Consent of the Board.

3.6 **ADVANCES.** Except as expressly set forth elsewhere in this Agreement, no Member or any Assignee is: **(A)** permitted to make an Advance to the Company without first obtaining the Consent of the Board or **(B)** required to make Advances to the Company.

3.7 **PREEMPTIVE RIGHTS.** After the Effective Date, in the event additional Capital Contributions are to be made to the Company by new or existing Members, or additional Units

are to be issued, Class A Members (but not Assignees) shall have the preemptive right to make additional Capital Contributions or to purchase additional Units so as to avoid a decrease in their respective Sharing Percentages. If the Company contemplates any actions which give rise to preemptive rights for current Class A Members, the Board shall notify such Class A Members in writing of their preemptive rights prior to taking any such actions. Such notice shall be referred to as the "**Preemptive Right Notice**". The Preemptive Right Notice shall set forth the terms and conditions of the proposed offering of new Units and shall include the price per Unit. If a Class A Member wishes to exercise their preemptive rights, in whole or in part, in order to do so, they must provide written notice ("**Exercise Notice**") to the Board, within THIRTY (30) days following receipt of the Preemptive Right Notice. Such Exercise Notice must include the following:

(A) A statement that such Class A Member is exercising such Class A Member's preemptive rights, in whole or in part;

(B) A statement as to how many Units such Member wishes to purchase, of the total Units being offered, not to exceed a sufficient number of Units so that the Sharing Percentage of such Member will not be decreased as a result of the offering; and

(C) Payment for such Units by certified funds.

(D) In the event that any Class A Member does not exercise such Class A Member's preemptive rights in such time and in such manner, such Class A Member shall be deemed to have waived the preemptive rights as to the additional Capital Contribution to be made, or additional Units to be issued, in such instance. Notwithstanding any contrary provision of this **Section 3.7**, preemptive rights, and any other rights under this **Section 3.7**, will be inapplicable in the case of Units issued to service providers of the Company, under a Unit option plan or otherwise.

ARTICLE IV
MEETINGS OF MEMBERS

4.1 **FORMAL MEETINGS**. Meetings of the Members of the Company may be called by Members holding Class A Common Units constituting TEN PERCENT (10%) or more of all outstanding Class A Common Units of the Company at the time the meeting is called, for any matter for which the Class A Members may vote as set forth in this Agreement or the Act, or for purposes of obtaining information concerning the Company. A list of names and addresses of all Members shall be maintained at the Company's principal offices as part of the books and records of the Company and shall be made available upon request to any Member or his representatives.

4.2 **COMPANY**. Notice, in accordance with **Section 10.5**, of a meeting along with the purpose, the date (which shall be not less than FIVE (5) nor more than TWENTY (20) days after the giving of such notice), the time and the place (within St. Louis City or St. Louis County, Missouri), shall be given by the Class A Members calling the meeting. Class A Members may participate in a meeting of the Class A Members by means of conference telephone or other similar communication equipment whereby all Class A Members participating can hear each other. Participation in a meeting in this manner shall constitute presence in person at the meeting.

4.3 QUORUM; VOTING REQUIREMENT. There is no quorum requirement for meetings of the Class A Members. The affirmative vote of Class A Members who hold Units in the Company that constitute more than FIFTY PERCENT (50%) of the total Class A Common Units of the Company outstanding at the time a meeting was called, shall constitute a valid decision of the Class A Members, unless expressly provided to the contrary in this Agreement. A Class A Common Unit will entitle a Class A Member (but not an Assignee) to ONE (1) vote per Class A Common Unit held. Except as provided to the contrary in this Agreement, in the Act, or by other applicable law, each Class A Member holding Class A Common Units shall have the right to vote or consent with respect to all matters, including, but not limited to, matters which expressly affect such Class A Member. For example, a Class A Member may vote for himself, herself or itself as a Manager, against removal of himself, herself, or itself as a Manager, in favor of a transaction between such Class A Member and the Company, or for a fee to be paid to such Class A Member, except as otherwise provided to the contrary in this Agreement, the Act, or other applicable law.

4.4 PROXIES. At any meeting of the Class A Members, any other Member holding Class A Common Units shall be entitled to vote in person or by proxy appointed by writing signed by such Class A Member and bearing a date not more than ONE (1) year prior to such meeting.

4.5 ACTION WITHOUT MEETING. Any action required or permitted to be taken at a meeting of the Class A Members of the Company, including, but not limited to, any matter or action which requires the Consent of Class A Members or Supermajority Class A Members under this Agreement, may also be taken by written consent of the appropriate number of Member(s).

4.6 WAIVER OF NOTICE. When any notice of a meeting is required to be given to any Member, a waiver in writing signed by the Member, whether before, at, or after the time of the meeting, shall be equivalent to the giving of such notice.

4.7 CONVERSION OF CLASS B COMMON UNITS. If, at any time, there are no Class A Members, all Class B Common Units shall immediately convert to Class A Common Units.

ARTICLE V
MANAGEMENT AND CONTROL

5.1 EXERCISE OF MANAGEMENT. The Company shall be Manager managed as opposed to Member managed pursuant to the Act, and managed by a Board of Managers (the "**Board**"). Accordingly, except as expressly provided to the contrary in this Agreement, the management and control of the business and affairs of the Company shall be vested exclusively in the Board, and the Board shall have the right and authority to make all decisions with respect to the Company.

5.2 LIABILITY AND INDEMNIFICATION FOR ACTS AND OMISSIONS.

(A) No Member, Manager or Officer, or Affiliate of a Member, Manager or Officer (individually and collectively, an "**Indemnitee**") shall be liable, responsible, or

accountable in damages or otherwise to any of the Members or Assignees or to the Company for any act or omission performed or omitted on behalf of the Company so long as such act or omission: **(1)** is not outside the scope of the Indemnitee's duties and authority, or **(2)** does not constitute gross negligence, intentional misconduct, or bad faith (collectively "**Misconduct**").

(B) The Company shall indemnify each Indemnitee for, and hold harmless and defend such Indemnitee from, any claim, action, payment, expense, fine, judgment, loss, damage, obligation or other liability incurred by them to third parties, including any guaranty executed by an Indemnitee for the benefit of the Company, and against the costs and expenses incurred by them in defending against any such matter (including, without limitation, the reasonable fees and expenses of counsel) (collectively "**Costs**") by reason of any omissions or acts by such Indemnitee in furtherance of the Company's interests, other than for Misconduct.

(C) Expenses (including reasonable legal fees and expenses) incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding described in **Section 5.2** may, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding, in the discretion of the Board, upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this **Section 5.2**.

(D) The indemnification and advancement of expenses set forth in this **Section 5.2** shall not be exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any statute, the Act, the Articles, this Agreement, any other agreement, a policy of insurance or otherwise, and shall not limit in any way any right which the Company may have to make additional indemnifications with respect to the same or different persons or classes of persons, as determined by the Board. The indemnification and advancement of expenses set forth in this **Section 5.2** shall continue as to any Indemnitee who has ceased to be a named Indemnitee and shall inure to the benefit of the heirs, executors, administrators, successors and assigns of such a Person.

(E) Each Member, Assignee, Manager and Officer ("**Indemnitor**") agrees to indemnify the Company and the other Members, Managers and Officers, and to hold them harmless and defend them from any Costs arising from the Misconduct of the Indemnitor.

5.3 INSURANCE. The Company may purchase and maintain insurance on behalf of the Indemnitees against any liability asserted against them and incurred by them in such capacity, or arising out of their status as Indemnitees, whether or not the Company would have the power to indemnify them against such liability under **Section 5.2** of this Agreement.

5.4 FULL TIME EFFORTS. The Members, Managers and Officers shall be required to give full time efforts to the affairs of the Company only if they are full time employees of the Company, subject to any Ancillary Agreement between the Company and such Member, Manager or Officer.

5.5 DUTIES OF THE BOARD. In addition to the rights and duties of the Board set forth elsewhere in this Agreement, but subject to the other provisions of this Agreement (including, but not limited to, **Section 5.1**), the Board is authorized to:

(A) Control the day to day operations of the Company;

(B) Hire or appoint employees, agents, independent contractors, or officers of the Company;

(C) Carry out and affect all directives of the Members;

(D) Select and engage the Company's accountants, attorneys, engineers, and other professional advisors;

(E) Apply for and obtain appropriate insurance coverage for the Company;

(F) Temporarily invest funds of the Company in short-term investments where there is appropriate safety of principal;

(G) Acquire in the name of the Company, by purchase, lease, or otherwise, any property which may be necessary, convenient, or incidental to the accomplishment of the purposes of the Company;

(H) Negotiate, execute and perform all non-compete agreements, confidentiality agreements, contracts, options, leases, and other instruments and exercise all rights or remedies of the Company in connection with the foregoing;

(I) Sell, assign, pledge, or encumber any property of the Company;

(J) Sign checks on behalf of the Company;

(K) Borrow or lend money, make, deliver, or accept any commercial paper or execute any mortgage, security agreement, guaranty, indemnity, evidence of indebtedness, guaranty, or bond;

(L) Pay, collect, compromise, arbitrate, litigate or otherwise adjust any and all claims or demands of or against the Company or to confess any judgment;

(M) Authorize and admit additional Members;

(N) Issue, assign, transfer or sell additional Units, including common Units, incentive Units and preferred Units; or

(O) Authorize and sign payroll checks, deposit checks into Company accounts, transfer funds between Company accounts and sign other checks for properly authorized expenditures.

5.6   **NUMBER, APPOINTMENT, AND TENURE OF MANAGERS.** The Company currently has ONE (1) Manager, namely KENNETH A. CRECELIUS. The number of Managers comprising the Board can be increased or decreased by Supermajority Consent of Class A Members at any time, or from time to time. Any and all Managers shall serve the Company until such Manager's death,

incapacity, removal or resignation, or as set forth in such Manager's Ancillary Agreement with the Company, if any.

5.7 REMOVAL, RESIGNATION AND ELECTION OF A MANAGER.

(A) Any or all of the Managers may be removed from such position at any time, with or without cause, by the Supermajority Consent of Class A Members; provided, however, such removal shall be without prejudice to any rights any Manager may have under any Ancillary Agreement between such Manager and the Company, if any.

(B) A Manager may resign from such position at any time upon giving THIRTY (30) days prior written notice to any other Managers and the Class A Members.

(C) Any vacancy created in a Manager position by the removal or resignation of a Manager, expansion of the number of Managers by Consent of Class A Members, or otherwise, shall be filled by a new Manager appointed by the Consent of Class A Members.

5.8 COMPENSATION OF MANAGERS.
Compensation of Managers, if any, shall be determined by the Consent of Class A Members unless otherwise addressed in such Manager's Ancillary Agreement, if any.

5.9 MEETINGS OF BOARD AND VOTING.
In the event the Board is comprised of more than ONE (1) Manager, the following rules shall apply:

(A) Meetings of the Managers shall be held at such time and such place as they shall determine. In addition, any one Manager may, upon giving FIVE (5) days prior written notice to the other Managers, call a meeting of the Managers. No quorum shall be required.

(B) Managers may participate in a meeting of the Managers by means of conference telephone or other similar communication equipment whereby all Managers participating in the meeting can hear each other, or via electronic mail. Participation in a meeting in any of these manners shall constitute presence in person at the meeting. Action of the Managers shall require the favorable vote of a majority, by number, of all the Managers.

(C) Each Manager shall have ONE (1) vote on all matters. Any action required or permitted to be taken by the Managers under this Agreement, will either be taken at a meeting, or by unanimous written consent of all Managers in lieu of a meeting. When any notice is required to be given to any Manager hereunder, a waiver thereof in writing, signed by the Manager, whether it be for, at or after the time stated therein, shall be equivalent to the giving of such notice.

5.10 LACK OF POWERS OF THE MEMBERS.
No Member, acting solely in his capacity as a Member, shall act as an agent of the Company or have any authority to act for or bind the Company.

5.11   NO LIABILITY. A Person who is a Member, Assignee, Manager or Officer is not liable, solely by reason of being a Member, Assignee, Manager or Officer, for any debt, obligation or liability of the Company.

5.12   AUTHORIZATION TO EXECUTE DOCUMENTS. The execution and delivery of any and all agreements, amended and/or restated Articles, other documents to be filed with the Secretary of State of the State, or other instruments or documents of any nature, may be signed by any Manager or Officer, singly, to be sufficient to bind this Company as long as the execution and delivery of such document or instrument has been authorized, or is permitted, under this Agreement.

5.13   OFFICERS.

(A)   **Required Officers**. The officers of the Company ("**Officers**") shall be elected or appointed from time to time by the Board and shall include a President and Secretary. The Board may also elect or appoint a Treasurer and/or one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers, as well as a chief executive officer, chief financial officer, chief operating officer, executive director, director of operations and chief administrative officer. Any number of offices may be held by the same person, unless this Agreement otherwise provides. Without limiting the foregoing provisions regarding the appointment of officers, and without limiting the ability of the Board to appoint or remove officers, the current Officers of the Company who shall, absent action by the Board, serve as stated below without having to be specifically appointed by action of the Board, are listed in **Exhibit C**, attached hereto and incorporated herein by this reference.

(B)   **Election of Officers**. The Board may elect and appoint the officers from such positions from time to time. Subject to the rights, if any, of an officer under a contract of employment, any officer may be removed, either with or without cause, by the Board at any time. Any officer may resign at any time by giving written notice to the Board. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in this Agreement for regular appointments to that office.

(C)   **Compensation of Officers and Employees**. The salaries and compensation of all officers shall be fixed by the Board.

(D)   **Duties of President**. The President shall be the chief executive officer and chief operating officer of the Company with all duties normally associated with such positions (except to the extent other individuals have been appointed to any such position), and shall preside at all meetings of the Members. The President shall have general management of the day to day operations of the Company and shall cause all decisions of the Board and the Members to be carried into effect.

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(E) **Duties of Vice President.** In the absence of the President or in the event of the President's inability or refusal to act, the Vice President, if any (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board, or in the absence of any designation, then in the order of their election or appointed), shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Vice Presidents shall perform such other duties and have such other powers as may be prescribed by the Board or the President.

(F) **Duties of Secretary.** The Secretary shall attend all meetings of the Members and record all the proceedings of the meetings of the Members in a book to be kept for that purpose. The Secretary shall perform such other duties as may be prescribed by the Board or the President.

(G) **Duties of Treasurer.** The Treasurer shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company and shall be responsible for preparing all financial statements.

5.14 **ADVISORY BOARD.**

(A) Appointment of Individuals to Advisory Committee. The Board shall appoint from time to time individuals to serve on an Advisory Committee for the Company (the "**Advisory Committee**"). Such individuals are not required to be Members of the Company. The purpose of the Advisory Committee is to counsel with the Board on the affairs of the Company. The Board shall: (i) keep the members of the Advisory Committee generally and periodically apprised of the financial status and performance of the Company and (ii) consult with the Advisory Committee regarding the establishment of compensation for the management of the Company.

(B) Term of Service. Each individual so appointed shall serve for a period of time specified by the Board.

(C) Status of Members of the Advisory Committee. For the avoidance of doubt, no member of the Advisory Committee shall be deemed to be a Member, Manager, Officer employee or agent of the Company and no member of the Advisory Committee shall have any rights of a Member, Manager or Officer of the Company arising under or by virtue of this Agreement, nor shall any member of the Advisory Committee have any legal authority to bind or commit, or attempt to bind or commit, any Member or the Company.

(D) Meeting of Members of the Advisory Committee; No Voting Rights. The members of the Advisory Committee may meet individually with the Managers of the Board from time to time or may meet as a group in accordance with the determination of the Board. In no event shall an Advisory Committee member be entitled to vote with the Board.

(E) No Fee. The members of the Advisory Committee shall not be entitled to any fee for their service on the Advisory Committee.

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(F) Restrictive Covenants. The Board may require that an individual execute an agreement with restrictive covenants (e.g., confidentiality, non-solicitation, or non-competition covenants) in form acceptable to the Board as a precondition to serving as a member of the Advisory Committee.

ARTICLE VI
ACCOUNTING, REPORTS, BOOKS, BANK ACCOUNTS AND FISCAL YEAR

6.1 BOOKS OF ACCOUNT; FISCAL YEAR. The Company shall keep complete and accurate books of account in which shall be entered, fully and accurately, each and every transaction of the Company. The books shall be kept on the basis of accounting selected by the Board, and the fiscal year of the Company shall be as selected by the Board. All the books of account of the Company, and such other documents as are required to be kept at the principal office of the Company and be available to Members for inspection under Section 347.091 of the Act, shall at all times be kept at the principal office of the Company and shall be available during normal business hours for inspection or, at the expense of the Member, audit by any Member or his duly authorized representative. These items include the following:

(B) A current and past list, setting forth in alphabetical order the full name and last known mailing address of each Member, Assignee and Manager. To the extent provided by the Act, these lists shall be provided to the Secretary of State of the State, without cost, upon his written request;

(C) A copy of the Articles and amendments thereto together with executed copies of any powers of attorney pursuant to which any Articles or amendments have been executed;

(D) Copies of the Company's United States, state and local income tax returns and reports, if any, for the three most recent years or, if such returns and reports were not prepared for any reason, copies of the information and records provided to, or which should have been provided to, the Members to enable them to prepare their United States, state and local tax returns for such period;

(E) Copies of this Agreement and all amendments thereto, and copies of any written operating agreements no longer in effect;

(F) Copies of any financial statements of the Company for the three most recent years; and

(G) Copies of any written promise by a Member to make a contribution to the Company.

6.2 TAX RETURNS AND TAX TREATMENT. The Company, so long as it has more than ONE (1) Member, for each Taxable Year, must file a U.S. Partnership Return of Income within the time prescribed by law for such filing. The Company must also file any other tax returns and other documents from time to time as may be required by any state of the U.S. in which the Company does business. All tax returns must be prepared by the Accountants. The Company

must send a copy of Form K-1 or any successor or replacement form thereof to each Member and Assignee within NINETY (90) days after the expiration of each Taxable Year of the Company. The Board will have the exclusive right to determine the appropriate treatment of and to allocate any item for U.S., foreign, state or local tax purposes and the Members will be bound by the Company's determination and/or allocation of the item in question so long as it is not inconsistent with any express term of this Agreement or applicable law. The Board will have the exclusive authority to determine the methods of calculating depreciation and any other methods of accounting for the Company. No cause of action will accrue to any Member or Assignee under this **Section 6.2** if the Company has acted in good faith in attempting to meet its obligations under this **Section 6.2**.

6.3 TAXES MATTERS.

(A) KENNETH CRECELIUS shall be designated as the "Company's representative" (the "**Member Representative**"), as defined in Section 6223 of the Code (as added by the Revised Audit Provisions) and the Company and the Members shall complete any necessary actions (including executing any required certificates or other documents) to effect such designation. The Member Representative may make any elections available to be made as Member Representative, including, without limitation, the elections described in Section 6221(b) and/or 6226(a)(1) of the Code (as in effect following the effective date of the Revised Audit Provisions), provided that the Company is eligible to make such elections. Each current and former Member will furnish such information as may be requested by the Member Representative in connection with the Revised Audit Provisions.

(B) Notwithstanding anything to the contrary in this Agreement, unless otherwise agreed in writing by all of the Members, each current and former Member shall indemnify and hold harmless the Company to the fullest extent permitted by law, from and against any adjustment to items of income, gain, loss, deduction, or credit of the Company, or any Member's distributive share thereof, for any Company taxable year to be paid by the Company, including but not limited to any tax, interest, penalty, addition to tax, or additional amount which relates to an adjustment to any such item or share, along with any damages, costs, losses, fees and expenses (including reasonable attorneys' fees and expenses) of any kind or nature whatsoever which may be sustained or suffered by the Company relating to the foregoing. Each current and former Member's share of such indemnity shall be based on its distributive share (as determined by the Member Representative in its reasonable discretion) of the related adjustment, payment, or liability; provided, that if the Member Representative determines that any amended return filed or information provided by a Member under Code Section 6225 (as added by the Revised Audit Provisions) reduces the Company's "imputed underpayment" (as defined in the Revised Audit Provisions) with respect to such Member, then such Member's obligation under this **Section 6.3** shall be equitably reduced to take into account such reduction (taking into account any offsetting increases to taxable income or reduction in tax attributes), as determined by the Member Representative in its reasonable discretion. The Member Representative shall use its reasonable efforts to comply with the responsibilities outlined in the Revised Audit Procedures and in doing so will incur no liability to any Member.

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6.4   754 ELECTIONS. Where a Distribution of an asset is made in the manner described in Code Section 734(a), or where a sale or exchange of one or more Units permitted by this Agreement is made in the manner described in Code Section 743(a), the Members may, in their sole discretion upon the Supermajority Consent of Class A Members, direct the Board to file on behalf of the Company an election under Code Section 754 in accordance with the procedures set forth in the applicable Regulations. To the extent required by those Regulations, the Members will join the Board in making the election. In the event an election is so filed, the Board will keep appropriate records to reflect the application of those elections.

6.5   REVALUATIONS OF PROPERTY. The Board may increase or decrease Capital Accounts to reflect a revaluation of Company's property when permitted under Regulation § 1.704-1 (b)(2)(iv)(f), in the manner provided in that Regulation Section.

6.6   BANK ACCOUNTS. The bank accounts of the Company shall be maintained in such banking institutions authorized to do business in the State or such other state as the Board shall determine, and withdrawals shall be made only in the regular course of business on such signature or signatures as the Board shall determine. Funds not belonging to the Company shall not be commingled with the funds of the Company, nor shall the Company funds be used except for the business of the Company.

ARTICLE VII
DISTRIBUTIONS AND ALLOCATIONS

7.1   DISTRIBUTIONS. Distributions will be made as follows:

(A)   Distributions of Distributable Cash Prior to Liquidation. Subject to **subsection (C)** and **subsection (E)** below, the Board, in its sole discretion, will determine if any, and if so how much, Distributable Cash will be distributed among the Members and Assignees each Taxable Year. Any Distributable Cash to be distributed prior to liquidation, must be distributed among the Members and Assignees in accordance with their respective Sharing Percentages. No distributions shall be made that would cause the reserves of the Company to decrease below the minimum reserve amount provided for in **Section 6.7**, above.

(B)   Liquidating Distributions. The Company must make all liquidating Distributions to the Members and Assignees pursuant to **Section 9.3** according to their respective positive Capital Account balances, after taking into account all allocations required under **Section 7.2** for the Company's Taxable Year during which the liquidation occurs and all other periods.

(C)   Actual Tax Distributions. Subject to **subsection (E)** below, the Company must, within NINETY (90) days after the close of the Company's Taxable Year, use reasonable efforts to distribute cash (i.e., make a "**Tax Distribution**") to each Member and Assignee in an amount equal to their Presumed Tax Liability. Notwithstanding the foregoing, if the Board, in its reasonable discretion, believes the Presumed Tax Liability will be overstated for any year based upon, for example, **(1)**

Losses previously allocated to the Members or Assignees or **(2)** a portion of the Profits being subject to capital gain treatment, the Board may adjust the Presumed Tax Liability accordingly. Any amount distributed pursuant to this **subsection (C)** will be deemed to be an advance distribution of amounts otherwise distributable pursuant to **subsection (A)** and will reduce the amounts that would subsequently otherwise be distributable pursuant to **subsection (A)** in the order they would have otherwise been distributable. The Company may distribute Tax Distributions in quarterly installments on an estimated basis prior to the end of a Taxable Year. In addition, if the amounts distributed by the Company as Tax Distributions exceed the greater of: **(a)** the amount of Tax Distributions to which the Member or Assignee is entitled for the applicable Taxable Year; or **(b)** the total amount of Distributions to which the Member or Assignee is entitled for the applicable Taxable Year, the Member or Assignee must, within FIFTEEN (15) days after the tax return for the relevant Taxable Year is filed by the Company, return the excess to the Company.

(D) **Deemed Tax Distributions**. To the extent the Company makes payments on behalf of a Member or Assignee pursuant to the last sentence of **subsection (3)** below, or withholds any amount pursuant to **subsection (4)**, those payments or withholdings, as applicable, will for purposes of **subsection (1)** above, be treated as a Tax Distribution and will reduce the amount the Member or Assignee would otherwise be entitled to receive as a Tax Distribution under **subsection (1)** above.

(E) **State Income Taxes**. The Company will pay the state and local income taxes, if any, attributable to the taxable income of the Company in those jurisdictions where income taxes are imposed upon limited liability companies under applicable law. Each Member or Assignee will pay the state and local income taxes, if any, attributable to their portion of the taxable income of the Company in those jurisdictions where income taxes are imposed upon a Member or Assignee under applicable law. To the extent the Company is required by applicable law to pay the state and local income taxes of a Member or Assignee, the Company will reduce, to the extent of the payment made, the Distributions payable to that Member or Assignee first under **subsection (1)** above, and then under **subsection (A)** and **subsection (B)** above.

(F) **Tax Withholding**. In the event the Company is required, under applicable law, to withhold taxes from any Distribution made to a Member or Assignee, the Company may withhold the applicable taxes, and the withheld amounts will be treated as a Distribution to the Member or Assignee for all purposes of this Agreement. Additionally, if the Member or Assignee is also entitled to receive a Tax Distribution under **subsection (1)** above, the Board, in its reasonable discretion, must determine whether, and to what extent, the Tax Distribution should be reduced by the amount withheld.

(G) **Form of Distributions**. No Member or Assignee, regardless of the nature of his Capital Contribution, has the right to demand and receive any Distribution from the Company in any form other than money. No Member or Assignee may be compelled to accept from the Company a Distribution of any asset in-kind in lieu of a proportionate Distribution of

money being made to other Members or Assignees, and except upon a dissolution and the winding up of the Company, no Member or Assignee may be compelled to accept a Distribution of any asset in-kind.

(H) **Prohibited Distributions**. The Company may not make a Distribution under this **Section 7.1**, if the Board determines in good faith that the Distribution is prohibited by the Act. To the extent a Member or Assignee receives a Distribution that violates the Act, the Member or Assignee must repay the Distribution to the extent required by the Act.

7.2 ALLOCATIONS.

(A) **Profits**. After giving effect to the special allocations set forth in **subsection (C)** and **subsection (D)** of this **Section 7.2**, Profits for any Taxable Year shall be allocated to the Members and Assignees in proportion to their Sharing Percentages.

(B) **Losses**. After giving effect to the special allocations set forth in **subsection (C)** and **subsection (D)** of this **Section 7.2** and subject to **subsection (E)** of this **Section 7.2**, Losses for any Taxable Year shall be allocated to the Members and Assignees in proportion to their Sharing Percentages.

(C) **Special Allocations**. The following special allocations shall be made in the following order:

(1) Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain during any Taxable Year, the minimum gain chargeback described in section 1.704-2(f) and (g) of the Treasury Regulations shall apply.

(2) Member Minimum Gain Chargeback. If there is a net decrease in Member Minimum Gain during any Taxable Year, the partnership minimum gain chargeback requirement specified in Regulations Section 1.704-(i)(4) shall apply.

(3) Qualified Income Offset. Any Member or Assignee who unexpectedly receives an adjustment, allocation, or distribution described in Regulations Section 1.704-l(b)(2)(ii), or any subpart thereof, that creates or increases an Adjusted Capital Account Deficit will be allocated items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such Taxable Year) in an amount and manner sufficient to eliminate, to the extent required by the "qualified income offset" described in Regulations Section 1.704-l(b)(2)(ii)(d), the Adjusted Capital Account Deficit of the Member or Assignee as quickly as possible.

(4) Gross Income Allocation. In the event any Member or Assignee has an Adjusted Capital Account Deficit at the end of any Taxable Year, each such Member or Assignee shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this **subsection (4)** shall be made only if and to the extent that such Member or Assignee would have an Adjusted Capital Account Deficit in excess of such sum after all other

allocations provided for in this **Article VII** have been made as if **Section 7.2(C)(3)** and this **subsection (4)** were not in this Agreement.

(5)   Nonrecourse Deductions. Nonrecourse Deductions for any Taxable Year shall be allocated to the Members and Assignees in proportion to their respective Sharing Percentages.

(6)   Member Nonrecourse Deductions. Member Nonrecourse Deductions for any Taxable Year shall be allocated to the Member or Assignee who bears the economic risk of loss corresponding to such Member Nonrecourse Deductions in accordance with Regulations Section 1.704-2(i)(l).

(7)   Allocations Relating to Taxable Issuance of Company Units. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of Units by the Company to a Member (the "**Issuance Items**") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

(D)   **Curative Allocations**. The allocations set forth in **Section 7.2(C)(1)** through **Section 7.2(C)(7)** and **Section 7.2(E)** (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Regulations. It is the intent of the Members and Assignees that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this **Section 7.2**. Therefore, notwithstanding any other provision of this **Article VII** (other than the Regulatory Allocations), the Board may make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's and Assignee's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member and Assignee would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to **Section 7.2(A)** and **Section 7.2(B)**.

(E)   **Loss Limitation**. Losses allocated pursuant to **Section 7.2(B)** hereof shall not exceed the maximum amount of Losses that can be allocated without causing any Member or Assignee to have an Adjusted Capital Account Deficit at the end of any Taxable Year. In the event some but not all of the Members or Assignees would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to **Section 7.2(B)** hereof, the limitation set forth in this **Section 7.2(E)** shall be applied on a Member by Member (or Assignee by Assignee) basis and Losses not allocable to any Member or Assignee as a result of such limitation shall be allocated to the other Members and Assignees in accordance with the positive balances in such Member's or Assignee's Capital Accounts so as to allocate the maximum permissible Losses to each Member and Assignee under Regulations Section 1.704-l(b)(2)(ii)(f).

(F)   **Other Allocation Rules**.

(1) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Board using any permissible method under Code Section 706 and the Regulations thereunder.

(2) The Members and Assignees are aware of the income tax consequences of the allocations made by this **Article VII** and hereby agree to be bound by the provisions of this **Article VII** in reporting their shares of Company income and loss for income tax purposes.

(3) Solely for purposes of determining a Member's or Assignee's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section 1.752-3(a)(3), the Member's and Assignee's interests in Company Profits are in proportion to their Sharing Percentages.

(G) **Tax Allocations: Code Section 704(c)**.

(1) Except as otherwise provided in this **Section 7.2(G)**, each item of income, gain, loss, and deduction of the Company for federal income tax purposes shall be allocated among the Members and Assignees in the same manner as such items are allocated for book purposes under this **Article VII**.

(2) Each Member's allocable share of the taxable income or loss of the Company, depreciation, depletion, amortization and gain or loss with respect to any contributed property, or with respect to revalued property where the Company's property is revalued pursuant to Paragraph (b)(2)(iv)(f) of Section 1.704-1 of the Treasury Regulations, shall be determined in the manner (and as to revaluations, in the same manner as) provided in Section 704(c) of the Code. The allocation shall take into account, to the full extent required or permitted by the Code, the difference between the adjusted basis of the property to the Member contributing it and the Fair Market Value of the property determined by the Members at the time of its contribution or revaluation, as the case may be. The Company shall apply Section 704(c)(l)(A) by using the "traditional method" as set forth in Section 1.704-3(b) of the Treasury Regulations. Any elections or other decisions relating to such allocations shall be made by the Board in any manner that reasonably reflects the purpose and intention of this Agreement.

(3) Allocations pursuant to this **Section 7.2(G)** are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's or Assignee's Capital Account or share of Profits, Losses, or other items, or Distributions pursuant to any provision of this Agreement.

(H) **Order of Allocation**. To the extent that any allocation, Distribution or adjustment specified in any of the preceding Sections of this **Article VII** affects the results of any other allocation, Distribution or adjustment required herein, the allocations, Distributions and adjustments specified in the following Sections shall be made in the priority listed:

(a) **Section 7.2(C)(1)** (*Minimum Gain Chargeback*)

(b)   **Section 7.2(C)(2)** (*Member Minimum Gain Chargeback*)

(c)   **Section 7.2(C)(3)** (*Qualified Income Offset*)

(d)   **Section 7.2(C)(4)** (*Gross Income Allocation*)

(e)   **Section 7.2(C)(5)** (*Nonrecourse Deductions*)

(f)   **Section 7.2(C)(6)** (*Member Nonrecourse Deductions*)

(g)   **Section 7.2(A)** (*Profits*)

(h)   **Section 7.2(B)** and **Section 7.2(E)** (*Losses*)

(i)   **Section 7.2(D)** (*Curative Allocations*)

(j)   **Section 7.2(B)** (*Liquidating Distributions*)

(I)   These provisions shall be applied as if all Distributions and allocations were made at the end of the Company's Taxable Year. Where any provision depends on the Capital Account of any member, that Capital Account shall be determined after the operation of all preceding provisions for the Taxable Year.

ARTICLE VIII
TRANSFER OF UNITS AND WITHDRAWAL OF MEMBERS

8.1   TRANSFER OF UNITS. Except as expressly permitted in this **Article VIII**, no Member or Assignee is permitted to sell, assign, transfer, pledge, convey, encumber or otherwise dispose of, with or without consideration, directly or indirectly, voluntarily, involuntarily, by operation of law or otherwise (collectively "**Transfer**"), any Units, without the Consent of the Board, which consent may be granted or withheld in the sole discretion of the Board. Notwithstanding the foregoing, but subject to **Section 8.2**, below, a Class A Member may Transfer such Member's Units effective upon notice to the Board; provided, however, that the Class A Member may not Transfer any Units to a competitor of the Company or to an employee, officer or director of any such competitor, as determined by the Board in good faith. All Transfers of Units under this Agreement shall also be subject to all other terms and provisions of this Agreement. Any Person to whom a Transfer is made under this **Section 8.1** shall not become a Substitute Member, unless such Person is first expressly admitted as a Substitute Member under **Section 8.2** of this **Article VIII**. Each party to this Agreement acknowledges the reasonableness of the restrictions on Transfer imposed by this Agreement in view of the Company purposes and the relationship of the Members.

8.2   ADDITIONAL AND/OR SUBSTITUTE MEMBERS. No Assignee of a Unit shall acquire any right to become a Substitute Member other than as expressly provided for in this **Section 8.2** or elsewhere in this **Article VIII**. The Assignee of a Unit of a Member shall be admitted to the Company as a Substitute Member under this **Section 8.2** only: **(A)** upon agreeing in writing to be bound by this Agreement to the same extent and on the same terms as the other Members, and **(B)** upon the prior Consent of the Board, which consent may be granted or

withheld in the sole discretion of the Board (except in the event of a valid Transfer of Units by a Class A Member, as provided for under **Section 8.1**, above). A Person that is not the Assignee of a Member, but to whom Units are issued by the Company, may become a Member only upon the prior consent of the Board, which consent may be granted or withheld in the sole discretion of the Board.

8.3 VOLUNTARY WITHDRAWAL.

(A) A Member may Withdraw voluntarily from the Company, as set forth in Section 347.121.1 of the Act, only upon the prior express written consent of the Board and pursuant to such terms as are agreed upon between such Member and the Board, which consent of the Board may be granted or withheld in the sole discretion of the Board.

(B) Unless otherwise addressed in **Section 8.4** through **Section 8.5**, in the event that any Member Withdraws voluntarily, such Member ("**Wrongfully Withdrawing Member**"), which for purposes herof shall include a Member who makes an unpermitted transfer of Units under **Section 8.1**, above, shall become an Assignee of the Units of the Wrongfully Withdrawing Member and shall not be entitled to any distribution in connection with such Withdrawal. Neither the Company nor a Wrongfully Withdrawing Member shall be entitled to require the sale or purchase of the Wrongfully Withdrawing Member's Units for the fair value of such Wrongfully Withdrawing Member's Units under Section 347.103 of the Act.

(C) The Company shall have the option to redeem the Units of a Wrongfully Withdrawing Member for a period of SIXTY (60) days following recording of the Withdrawal on the books of the Company. The Company shall exercise its option by providing written notice to the Wrongfully Withdrawing Member during the THIRTY (30) day option period.

(D) The price per Unit shall be the Price Per Unit set forth in **Section 8.6(A)** below, and the terms of purchase and Closing Date shall be as set forth in **Section 8.6(B)** and **Section 8.6(C)** below, respectively.

8.4 INVOLUNTARY TRANSFERS.

(A) In the event that all or part of the Units (the "**Transferred Units**") of any Member (the "**Involuntary Transferor**") are subject to an Involuntary Transfer, the Involuntary Transferee shall, subject to **subsection (B)** through **subsection (D)**, below, become an Assignee of the Transferred Units, but shall not become a Substitute Member, except as provided in **Section 8.2**.

(B) If all or part of the Involuntary Transferor's Units are subject to an Involuntary Transfer under **subsection (A)**, above, the Involuntary Transferor shall have an option (the "**Involuntary Transferor Option**") to purchase such Transferred Units for a period of SIXTY (60) days from the date such Involuntary Transfer is recorded on the books of the Company. The Involuntary Transferor shall exercise its, his or her option

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by providing written notice to the Involuntary Transferee, if known, and the Company, during the SIXTY (60) day option period.

(C)   If the Involuntary Transferor fails to timely exercise the Involuntary Transferor Option, then the Company shall have an option to purchase any Transferred Units not purchased from the Involuntary Transferee for a period of THIRTY (30) days from the date of the expiration of the Involuntary Transferor Option. The Company shall exercise its option by providing written notice to the Involuntary Transferee, if known, and the Involuntary Transferor, during the THIRTY (30) day option period.

(D)   The price per Unit shall be the Price Per Unit set forth in **Section 8.6(A)** below, and the terms of purchase and Closing Date shall be as set forth in **Section 8.6(B)** and **Section 8.6(C)** below, respectively.

8.5   RIGHT OF FIRST REFUSAL.

(A)   In the event a Member (an "**Offering Member**") desires to sell all, but not less than all of such Member's Units ("**Offered Units**") to a third-party ("**Offeror**") pursuant to an Offer, the Member shall promptly deliver written notice ("**Offering Notice**") to the Company and the Remaining Members setting for the purchase price and other terms and conditions of the Offer.

(B)   The Company shall have an option (the "**Company Option**") to purchase the Offered Units for a period of SIXTY (60) days from the date the Company receives the Offering Notice. The Company shall exercise its option by providing written notice to the Offering Member and the Remaining Members during the SIXTY (60) day option period. The price per Unit shall be the Price Per Unit set forth in **Section 8.6(A)** below, and the terms of purchase and Closing Date shall be as set forth in **Section 8.6(B)** and **Section 8.6(C)** below, respectively.

(C)   If the Company does not timely exercise the Company Option, then upon the expiration of the Company Option, the selling Member shall have THIRTY (30) days after the date all such options expire to consummate the sale of all of the Offered Units not purchased under **subsection (B)**, above, to the Offeror pursuant to the terms of the Offer. If the Member does not complete the sale to the Offeror within said THIRTY (30) day period, then all of such Offered Units shall once again become subject to the terms of this Agreement and the right of first refusal set forth in this **Section 8.5**. If the sale to the Offeror is completed within said THIRTY (30) day period, the Offeror shall take all of such Offered Units as a Substitute Member and become subject to all terms and conditions of this Agreement.

8.6   PURCHASE PRICE, TERMS OF PURCHASE, AND CLOSING.

(A)   In the event of a purchase of a Member's or Assignee's Units under this **Article VIII**, governed by this **Section 8.6**, the purchase price of each Unit ("**Price Per Unit**") shall be equal to the quotient of: (i) the Applicable Value of the Company, divided by (ii) the total number of outstanding Units on the date of determination, including the Units being sold and purchased. Notwithstanding the foregoing:

(B) The total purchase price ("**Purchase Price**") to be paid to the selling Member, Assignee and/or Successor ("**Seller**") shall be the product of the Price Per Unit times the total number of Units being purchased, or if the Price Per Unit is determined under **subsection (A)(2)**, above, the Purchase Price shall be determined as follows: **(x)** first, the product of the Price Per Unit times the total number of Units being purchased that have the same Price Per Unit shall be determined, and then **(y)** the sum of the products calculated in accordance with **subclause (x)** shall be determined. The Purchase Price shall be paid as follows:

(1) The Purchase Price, or the balance of the Purchase Price in the event of a purchase under **subsection (1)**, above, shall be paid pursuant to a negotiable promissory note executed by the purchasing party as maker and delivered to the Seller or Seller's legal representative, as the case may be, as payee, in the form and having the substantive provisions of the Promissory Note attached hereto as **Exhibit D** and incorporated herein by this reference, and the Promissory Note shall be secured by the Units being sold pursuant to a Pledge Agreement in the form and having the substantive provisions of the Pledge Agreement attached hereto as **Exhibit E** and incorporated herein by this reference. The Promissory Note shall be payable in ONE HUNDRED TWENTY (120) equal, consecutive, monthly distributions of principal and interest, the first of which shall be due and payable ONE (1) month after the Closing Date (as defined in **Section 8.6(C)** below). Notwithstanding the foregoing, with respect to a sale under **Section 8.5** (*Right of First Refusal*), the Purchase Price shall be paid as set forth in the Offer if the Purchase Price is based on the Offer price.

(C) The closing ("**Closing**") of any and all sales and purchases of Units under this Agreement shall occur on the last day of the month following the month of the Valuation Date. In any case, the date of the Closing shall be referred to as the "**Closing Date**". Notwithstanding the foregoing, if the Purchase Price is not computed by the date set for Closing, the Closing shall be extended until the TENTH (10th) day following the date when the Purchase Price has been computed and such determination has been provided to and reviewed by the parties. All Closings will occur at the Company's offices or such other place as is designated in writing by the Company.

8.7   TAG ALONG AND DRAG ALONG RIGHTS.

(A) If Members holding, collectively, more than FIFTY PERCENT (50%) of the Class A Common Units ("**Selling Members**") wish to accept a bona fide offer from a third-party purchaser which is not an Affiliate of any of the Selling Members to purchase no less than a majority of all of the Class A Common Units then outstanding (a "**Tag-Along Sale**"), then the Selling Members shall provide all of the other Members written notice (a "**Tag-Along Notice**") of such Tag-Along Sale, including all terms and conditions, not less than THIRTY (30) days prior to the proposed closing date of the proposed Tag-Along Sale. Upon receipt of the Tag-Along Notice, each Non-Selling Member shall have the right to sell, at the same price per Unit and on the same terms and conditions as indicated in the Tag-Along Notice, in lieu of the sale by the Selling Members, that number of Units equal to the product of: **(i)** the aggregate number of Units

to be sold multiplied by **(ii)** a fraction the numerator of which is the number of Units held by such Member and the denominator of which is the aggregate number of Units held by all Members. Each Member's right to sell pursuant to this **Section 8.7(A)** may be exercised by delivery of a written notice to the Board no later than TEN (10) days prior to the proposed closing date of the Tag-Along Sale (as the same may be extended). In the event that the Members do not deliver to the Board a notice within the time period described in the preceding sentence, the Selling Members may proceed with the Tag-Along Sale at the same price and on substantially the same terms and conditions set forth in the Tag-Along Notice, and the other Members shall have no further rights under this **Section 8.7**.

(B) If a Members holding, collectively, more than FIFTY PERCENT (50%) of the Class A Common Units (the "**Dragging Members**") receive and wish to accept a bona fide offer from a third-party purchaser which is not an Affiliate of the Dragging Members to purchase no less than a majority of all of the Class A Common Units then outstanding (a "**Drag-Along Sale**"), then the Dragging Members may provide all of the other Members written notice (a "**Drag-Along Notice**") of such Drag-Along Sale not less than THIRTY (30) days prior to the proposed closing date of the proposed Drag-Along Sale. The Drag-Along Notice shall set forth: **(i)** the name and address of the proposed third-party purchaser; **(ii)** the proposed price per Unit (which shall be the same for all holders of Units and shall be consistent and in accordance with the distribution and liquidation rights of the holders of any other equity interests in the Company), and the payment terms and conditions, including the form of consideration (which shall be the same for all holders of Units or any other equity interests in the Company); and **(iii)** any other material terms and conditions of the Drag-Along Sale. If the Dragging Members deliver a Drag-Along Notice to the other Members, each Member hereby agrees to Transfer to such third-party purchaser in such Drag-Along Sale, at the same price and on the same terms and conditions specified in the Drag-Along Notice, a number of Units equal to the product of: **(y)** the aggregate number of Units held by such Member multiplied by **(z)** a fraction the numerator of which is the number of Units being sold in such Drag-Along Sale and the denominator of which is the aggregate number of Units then owned by all Members.

8.8 **MISCELLANEOUS**. In addition to, and not in limitation of, all other terms relative to Transfer of Units set forth in this **Article VIII**, the following terms, conditions and restrictions shall apply:

(A) No Transfer of any Member's or Assignee's Units may be made if such Transfer would, in the opinion of counsel to the Company, violate any applicable Federal or state securities laws.

(B) In no event shall any Unit in the Company be Transferred to a minor or to an incompetent.

(C) The Company shall require as a condition of the Transfer of any Units in the Company that the Assignee assume all costs incurred by the Company in connection therewith (except appraisal costs), including, but not limited to, reasonable legal fees, if

necessary in connection therewith, and the Assignee shall execute and acknowledge and deliver to the Company such instrument in form and substance satisfactory to the Company as the Company shall deem reasonably necessary to effectuate such Transfer and to confirm the agreement of the Assignee to be bound by all of the terms and provisions of this Agreement.

(D) Any Transfer in contravention of the provisions of **Article VIII** shall be void and ineffectual and shall not bind or be recognized by the Company. No purported Assignee pursuant to a purported Transfer which is invalid under this Agreement shall acquire any rights in the Company (including, without limitation, any rights to profits, gains, losses or distributions).

(E) The obligations of any assigning Member or Assignee to make Capital Contributions to the Company under this Agreement shall be extinguished only by and to the extent of the aggregate amount of Capital Contributions made to the Company by such assigning Member or Assignee or on his behalf by his Assignee.

(F) A redemption of the Units of a Member or Assignee under this Agreement shall be treated by all of the parties as a payment to the Member or Assignee whose Units are being redeemed in exchange for the interest of such Member or Assignee in property of the Company and as a distribution by the Company, all as provided in Section 736(b)(l) of the Code, and not as a distributive share or guaranteed payment (other than for interest) under Section 736(a) of the Code.

(G) All selling or Withdrawing Members and Assignees or their respective successors in interest, under this **Article VIII** shall: **(1)** deliver such instruments of assignment and conveyance as are reasonably requested by the Company at Closing, including, but not limited to, an assignment where free and clear title to the Units, authority to Transfer the Units, and enforceability of the assignment document are warranted, and **(2)** sign all documents necessary to effectuate the election described in **Section 6.4** of this Agreement, if requested by the Remaining Members.

(H) In the event that a Member or Assignee whose Units are being redeemed by the Company is indebted to the Company, the debt shall mature at the time of payment for the Units, and the Company may set-off against payments for the redeemed Units, the amounts due from the Member or Assignee whose Units are being redeemed. Such indebtedness shall include, but not be limited to, any damages for breach of this Agreement by any Member or Assignee whose Units are being redeemed.

(I) In the event that a Member or Assignee whose Units are being redeemed, other than under **Section 8.3**, has guaranteed, along with his spouse or Affiliates, any Company indebtedness, the Company shall use good faith efforts to obtain the written release of such guaranty of such indebtedness at the time of the redemption of the Units. In the event the Company is unable to obtain any such release, it shall indemnify and hold harmless such Member or Assignee whose Units are being redeemed, along with his spouse and Affiliates, for all liabilities in the future that may arise in connection with any such guaranteed Company indebtedness.

(J) The Company and the Members and Assignees hereby acknowledge and agree that: **(1)** their sole and exclusive rights and obligations to sell or purchase the Units of a Member that Withdraws from the Company are as explicitly set forth in this **Article VIII** of this Agreement, **(2)** these rights are in lieu of any rights provided under Section 347.103 of the Act or any other section of the Act or common law ("**Other Rights**"), and **(3)** the Other Rights are hereby waived.

(K) If any Units are Transferred pursuant to the terms of this Agreement, the Assignee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the Units so Transferred.

(L) Notwithstanding any other provisions of this Agreement to the contrary, a Member shall be free to transfer some or all of his Units to a trust, provided all of the following conditions are met:

(1) The trust is a "grantor trust" so that all of its income is taxed to the transferring Member;

(2) The transferring Member is the sole trustee on the trust;

(3) The transferring Member, in his or her capacity as trustee, signs an instrument, satisfactory to the Board, providing that the trust is bound by all terms and provisions of this Agreement; and

(4) A copy of the trust is provided to the Board, and copies of any future amendments to the trust are provided to the Board promptly upon amendment, with such redactions as the Board reasonably approves of.

In any such case, the transferee trust will become a Substitute Member, if so designated by the transferor. In the case of any such transfer of Units to a trust, any event which would give rise to a requirement or option to purchase or sell Units if the transferor-Member still held the Units outright, shall give rise to the same rights in respect of the trust's Units under the same terms and conditions. In addition: **(a)** the transferor-Member shall continue to be bound by the provisions of **Section 2.9** as if the transferor-Member still held the Units outright and **(b)** if the transferor-Member ceases to be the sole trustee of the trust, for whatever reason, such event shall be treated as if the trust, as a Member, was a Wrongfully Withdrawing Member under **Section 8.3**, unless the circumstances otherwise give rise to a buyout under **Section 8.4** or **Section 8.5**.

(M) If any purchase of Units under this **Article VIII** would result in the Company having a single Member, the purchaser shall have the right to assign the right and obligation to purchase any and all such Units to one or more Persons selected by such purchaser ("**Purchase Right Assignees**") and to cause such Purchase Right Assignees to be admitted as Members at the Closing of the purchases of the Units. In any such case, the purchaser shall guaranty any deferred payment obligation of a Purchase Right Assignee.

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(N) Upon the death of a Person holding Units as a tenant by the entireties, or jointly, the survivor will become a Substitute Member with respect to the Units, notwithstanding any provision in this Agreement to the contrary.

(O) Unless otherwise expressly provided in this Agreement to the contrary, all Company options exercisable in this **Article VIII**, will be exercised by the Board, including in the event a Member of the Board has Units subject to the option.

ARTICLE IX
DISSOLUTION AND TERMINATION

9.1 **EVENTS WHICH CAUSE A DISSOLUTION**. The term and duration of the Company shall be perpetual, and neither the Withdrawal nor disassociation of a Member nor any other act, thing, event, occurrence or circumstance shall cause a dissolution of the Company; except the Company shall dissolve only upon the earliest to occur of the following events ("**Dissolution Event(s)**"):

(A) The sole remaining Member Withdraws and there are no surviving or substitute Members then admitted;

(B) Upon the Supermajority Consent of Class A Members and the Board to dissolve;

(C) Entry of a decree of dissolution under Section 347.143 of the Act; or

(D) The Company is not the surviving entity in a merger or consolidation.

9.2 **ACTIONS UPON DISSOLUTION**. Upon the occurrence of a Dissolution Event, the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and neither any Manager nor any Member shall take any action that is inconsistent with, or not necessary to or appropriate for, winding up the Company's business and affairs. The Board shall be responsible for overseeing the winding up and liquidation of the Company. As soon as reasonably practical after the occurrence of a Dissolution Event, the Board shall file a notice of winding up and take such other actions as are required under the Act to dispose or make provision for the known and unknown claims against the Company. After filing the notice of winding up, the Managers shall liquidate the Company's assets and apply the proceeds in accordance with **Section 9.3**, below. Notwithstanding the foregoing, if the Board shall determine that an immediate sale of part or all of the Company's assets would cause undue loss to the Members and Assignees, the Company may, in order to avoid such loss, either defer liquidation of, and withhold from distribution for a reasonable time, any assets of the Company except those necessary to satisfy the Company debts and obligations or distribute the assets to the Members and Assignees in kind. In this case, however, such Company assets shall be distributed in accordance with **Section 9.4**, below.

9.3 **DISTRIBUTIONS UPON DISSOLUTION**. The Company must, upon dissolution, apply and distribute the Company's assets (or the proceeds of sales or other dispositions in liquidation of the assets of the Company), as follows:

(A) First, if there are sufficient assets available for such payments, to creditors, including Members and Assignees who are creditors, to the extent permitted by law, in satisfaction of liabilities of the Company, other than liabilities for distributions to Members and Assignees under **Section 7.1(A)** and **Section 7.1(C)** above. If there are insufficient assets available for such payments, such claims and obligations shall be paid or provided for according to their priority and, among claims and obligations of equal priority, ratably to the extent of assets available for such payments.

(B) Second, to the reserve funds of the Company in an amount necessary to establish or fund such reserves, as determined by the Board, for any contingent or unforeseen liability or obligation of the Company associated with the liquidation. If, however, any portion of the reserve balance is later determined to be surplus, the Company must distribute the excess amount in accordance with **subsection (C)** below.

(C) Third, in accordance with **Section 7.1(B)** of this Agreement.

If the Company distributes any assets in-kind under this **Section 9.3**, the Company will be deemed to distribute an amount equal to the Fair Market Value of the assets distributed. If the Company distributes any assets for which it is unable to determine the Fair Market Value by reference to a recognized market value (because no recognized market value exists), the Accountants (or an appraiser appointed by the Accountants) must determine the Fair Market Value. Once the Accountants determine the Fair Market Value of the assets in question, the Company and the Members will be bound by the determination.

9.4 **FORMATION OF A TRUST.** Upon the termination or dissolution of the Company, the Company may make Distributions under **Section 9.3** of this Agreement to a Liquidating Trust. The Liquidating Trustee must be appointed by the Consent of Class A Members. The Liquidating Trustee will, in its reasonable discretion, distribute the trust assets to the Members in the same proportions as the amount distributed to the Liquidating Trust by the Company would otherwise have been distributed to the Members under **Section 9.3** of this Agreement.

9.5 **FINAL FILINGS.** When all of the remaining property and assets of the Company have been applied and distributed as provided in **Section 9.3** and **Section 9.4**, the Board shall file articles of termination as provided in the Act and take such other actions as may be necessary to cause the Company to withdraw from all jurisdictions where the Company is then authorized to transact business.

9.6 **NO LIABILITY.** Each Member and Assignee shall look solely to the assets of the Company for all Distributions with respect to the Company and his or her Capital Contributions and share of Profits and Losses, and shall have no recourse against any Member or Assignee; provided, however, that nothing contained in this Section shall relieve any Member or Assignee of his or her obligation to make the required Capital Contributions or to pay any liability or indebtedness or perform any indemnity owing the Company or any other Member or Assignee by reason of this Agreement, and the Company and the other Members and Assignees shall be entitled at all times to enforce such obligations of such Member or Assignee.

9.7 **AGREEMENT TO REFRAIN FROM CERTAIN ACTS.** Notwithstanding any provision of the Act, each Member and Assignee covenants and agrees not to: **(A)** take any action to dissolve the Company, **(B)** exercise any power under the Act to dissolve the Company, or **(C)** petition for judicial dissolution of the Company, without, in any case, the Unanimous Consent of Class A Members.

ARTICLE X
MISCELLANEOUS

10.1 **REIMBURSEMENT OF EXPENSE.** At any time, a Manager or Officer shall be reimbursed for all reasonable out-of-pocket costs, financing fees, expenses and charges (collectively "**Costs**") paid by such Manager or Officer in connection with the operation of the business of the Company, subject to any restriction contained in any agreement between Company and such Manager or Officer. To the extent a Manager or Officer is not reimbursed for the amount of Costs, such amount shall be deemed an interest bearing loan, with interest accruing at a rate equal to the Prime Rate.

10.2 **LAW GOVERNING.** This Agreement shall be governed by and construed in accordance with the laws of the State, without regard to any laws relative to conflict of laws.

10.3 **COUNTERPARTS.** This Agreement may be signed in any number of counterparts, each of which shall be an original for all purposes, but all of which taken together shall constitute only one Agreement.

10.4 **SEPARABILITY OF PROVISIONS.** Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions in this Agreement are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

10.5 **ADDRESS AND NOTICE.** The address of each Member and Assignee and the Company for all purposes shall be as set forth in **Exhibit B**. Any notice, demand or request required or permitted shall be deemed given or made when delivered or mailed by certified mail, return receipt requested, to such Member or Assignee, or to the Company, c/o the Board of Managers, at such address. The address of any Member or Assignee or the Company shall be changed upon delivery to the Company by such Member or Assignee, or by the Company to all Members and Assignees (as the case may be) of a written notice designating a new address for such Member or Assignee or the Company.

10.6 **COMPUTATION OF TIME.** In computing any period of time pursuant to this Agreement, the day of the act, event or default from which the designated period of time begins to run shall be included, unless it is a Saturday, Sunday or a legal holiday in the State, in which event the period shall begin to run on the next day which is not a Saturday, Sunday or a legal holiday in the State, and such period shall run until the last day of the designated period of time, unless it is a Saturday, Sunday or legal holiday in the State, in which event the period shall ran until the end of the next day thereafter which is not a Saturday, Sunday or legal holiday in the State.

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10.7   TITLES AND CAPTIONS. All article, section and paragraph titles or captions contained in this Agreement are for convenience only and shall not be deemed part of the context nor affect the interpretation of this Agreement.

10.8   ENTIRE AGREEMENT. This Agreement and any Ancillary Agreements, if any, contain the entire understanding between and among the parties with respect to the subject matter of this Agreement and supersede any prior understandings and agreements among them respecting the subject matter of this Agreement.

10.9   AGREEMENT BINDING. This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and the heirs, administrators, successors and assigns of the parties to this Agreement.

10.10   PARTIES IN INTEREST. Nothing in this Agreement shall be construed to be to the benefit of any third party, nor is it intended that any provision shall be for the benefit of any third party.

10.11   REMEDIES CUMULATIVE. No remedy conferred upon or reserved to the Company or any Member by this Agreement is intended to be exclusive of any other remedy. Each and every such remedy shall be cumulative and shall be in addition to any other remedy given to the Company or any Member under this Agreement or now or hereafter existing at law or in equity or by statute.

10.12   TITLE TO PROPERTY. All property acquired by the Company shall be acquired in the name of the Company.

10.13   ARBITRATION. Any dispute or controversy which arises out of or relates to this Agreement shall be determined and settled by arbitration in accordance with the commercial rules of the American Arbitration Association then in effect and judgment upon the award rendered by the arbitrator(s) may be entered in any court of competent jurisdiction. The expenses of the arbitration shall be borne equally by the parties to the arbitration, provided that each party shall pay for and bear the cost of his own experts, evidence and legal counsel. Whenever any action is required to be taken under this Agreement within a specified period of time and the taking of such action is materially affected by a matter submitted to arbitration, such period shall automatically be extended by the number of days plus TEN (10) that are taken for the determination of that matter by the arbitrator(s). All arbitrations will occur in St. Louis County or St. Louis City, Missouri unless otherwise agreed by all parties to the arbitration. Nothing contained herein shall be deemed to prohibit a party from seeking injunctive relief pursuant to **Section 2.9**, above.

10.14   SPECIFIC PERFORMANCE. Each of the parties shall be entitled to specific performance of the terms and provisions of this Agreement upon performance of its items.

10.15   AMENDMENT OF AGREEMENT OR ARTICLES. This Agreement or the Articles may be amended in any respect by the Unanimous Consent of Class A Members; provided, however, that this Agreement may be amended by the Board for the sole purpose of reflecting the admission or a Member, transfer or redemption of Units, or the Withdrawal of a Member and any change to **Exhibit B** resulting from such admission, transfer, redemption or Withdrawal.

ARTICLE XI
REPRESENTATIONS AND WARRANTIES OF MEMBERS

Each Member hereby represents and warrants to each other Member that:

(A) such Member is familiar with the business of the Company;

(B) such Member recognizes that investment in the Company involves substantial risk and has taken full cognizance of and understands all the risk factors related to such investment;

(C) such Member had sufficient assets to pay the initial Capital Contribution and such Capital Contribution was not unreasonably large when compared with such Member's total financial capabilities;

(D) such Member's overall commitment to investments which are not readily marketable is not disproportionate to his total net worth and his investment in the Company will not cause such overall commitment to be excessive;

(E) as of the Effective Date and as of the date of the Member's initial Capital Contribution, the value of such Member's liquid assets (cash, freely marketable securities, cash surrender value of life insurance and other items easily convertible into cash) is sufficient to provide his current needs and possible contingencies;

(F) such Member acquired his Units for his own account without any view towards sale, resale, or distribution thereof;

(G) such Member acknowledges that no Unit has been registered under the Securities Act of 1933 or any state securities laws, nor may any Unit be resold or transferred by the Member without appropriate registration or the availability of an exemption from such requirements.

[Signature Page Follows]

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IN WITNESS WHEREOF, this Agreement has been executed by the parties, effective as of the Effective Date.

THIS CONTRACT CONTAINS A BINDING ARBITRATION PROVISION WHICH MAY BE ENFORCED BY THE PARTIES.

Company: **Members:**

NUTRI-CHEF GLUTEN-FREE FOODS, LLC



By: _____   _____
Name: Kenneth Crecelius   Kenneth A. Crecelius
Its: Manager

Exhibits	
Exhibit A	Definitions
Exhibit B	Members and Units
Exhibit C	Officers
Exhibit D	Promissory Note
Exhibit E	Pledge Agreement

[Signature Page to Limited Liability Company Operating Agreement of Nutri-Chef Gluten-Free Foods, LLC]

EXHIBIT A

To Limited Liability Company Operating Agreement of
Nutri-Chef Gluten-Free Foods, LLC
Dated October 16, 2018

"**Accountants**" means the firm(s) of independent certified public accountants as may be engaged by the Board from time to time on behalf of the Company.

"**Act**" means the Missouri Limited Liability Company Act, as amended from time to time.

"**Additional Capital Contribution**" means as to any Member or Assignee, a Capital Contribution made by a Member or Assignee other than the Member's Initial Capital Contribution.

"**Adjusted Capital Account Deficit**" means, with respect to any Member or Assignee, the deficit balance, if any, in such Member's or Assignee's Capital Account as of the end of the relevant Taxable Year, after giving effect to the following adjustments:

    (i) Credit to such Capital Account any amounts that such Member or Assignee is deemed to be obligated to restore pursuant to the penultimate sentences in Regulations Sections 1.704-2(g)(l) (regarding partner's share of partnership minimum gain) and 1.704-2(i)(5) (regarding partner nonrecourse debt minimum gain), and

    (ii) Debit to such Capital Account the items described in Regulations Sections 1.704-l(b)(2)(ii)(*d*)(4), 1.704-1 (b)(2)(ii)(*d*)(5), and 1.704-l(b)(2)(ii)(*d*)(6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations Section 1.704-l(b)(2)(ii)(J) (regarding the alternate test for economic effect) and shall be interpreted consistently therewith.

"**Advance**" means as to any Member or Assignee, any amount advanced to the Company by the Member or Assignee or the Member's or Assignee's Affiliate other than: (1) the particular Member's Initial Capital Contribution and, (2) to the extent the Member or Assignee is permitted or required to contribute additional capital under **Article III** of this Agreement, the Member's or Assignee's Additional Capital Contributions.

"**Affiliate**" of a Member, Assignee, Manager or Officer means: **(1)** a Person directly or indirectly (through one or more intermediaries) controlling, controlled by or under common control with that Member, Assignee, Manager or Officer; **(2)** a Person owning, owned by, or under common ownership with the Member, Assignee, Manager or Officer; or **(3)** an officer, director, partner or member, or a member of the immediate family of an officer, director, partner or member, of that Member, Assignee, Manager or Officer. For these purposes "**control**" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise and "**Ownership**" means ownership of TEN PERCENT (10%) or more of the outstanding voting securities or beneficial interest.

"**Agreement**" means this limited liability company operating agreement, as it may be amended or restated from time to time.

"**Ancillary Agreements**" means any agreement, other than this Agreement, between the Company and any Member, Manager, Officer, or other Person, governing the relationship between such parties, including, but not limited to, member services agreements, employment agreements, independent contractor agreements, and leases. An Ancillary Agreement may address such terms as competition with the Company, use of confidential information, compensation and termination.

"**Applicable Value of the Company**" means SEVENTY PERCENT (70%) of the Appraisal Value of the Company; provided, however, that for a sale under **Section 8.5** (*Right of First Refusal*), the lesser of the purchase price set forth in the Offer Notice or SEVENTY PERCENT (70%) of the Appraisal Value.

"**Appraisal Value of the Company**" means the fair market value of the Company as determined by the Accountants, of if the Accountants determine appropriate, by an independent appraiser selected by the Board. The Company shall bear all costs associated with the appraiser.

"**Assignee**" means a Person to whom ONE (1) or more Units (or any fraction thereof) have been validly Transferred in strict compliance with all terms and provisions of this Agreement, who has not been admitted to the Company as a Member. An Assignee of Units shall: **(1)** have all of the rights of the Transferring Member or Transferring Assignee in Distributions, allocations of Profits and Losses, and other allocations under **Article VII**, with respect to the Transferred Units; **(2)** be bound by all terms and conditions of this Agreement to the same extent as the Transferring Member or Transferring Assignee; and **(3)** have no other rights of a Member including, without limitation, the right to vote, participate in management and receive information, even if the Transferred Units would otherwise provide the holder any such rights.

"**Bankruptcy**" or "**Bankrupt**" with respect to any Person, when any event occurs with respect to such Person as described in Section 347.123(4) or (5) (or any successor provision) of the Act.

"**Capital Account**" means, with respect to each Member or Assignee, a capital account to be maintained for such Member or Assignee in accordance with all of the provisions of Regulation Section 1.704-1 (b)(2)(iv).

"**Capital Contributions**" means, with respect to a Member or Assignee, the total amount of cash and other property (net of liabilities securing such property that the Company is considered to assume or take subject to) contributed to the Company by such Member or Assignee in accordance with **Article III** of this Agreement, for Units, and any subsequent transfer to the Company by a Person in his, her, or its capacity as a Member or Assignee. With respect to the Company, such term shall mean the aggregate Capital Contributions of all Members and Assignees.

"**Class A Member**" means a Member holding ONE (1) or more Class A Common Units.

"**Class A Common Unit**" means any Unit that is specifically designated on **Exhibit B** and any applicable certificate as a Class A Common Unit. Each Class A Common Unit will provide the holder with ONE (1) vote per Class A Common Unit held.

"**Class B Member**" means a Member holding ONE (1) or more Class B Common Units, and who holds no Class A Common Units.

"**Class B Common Unit**" means any Unit that is specifically designated on **Exhibit B** and any applicable certificate as a Class B Common Unit. A Class B Common Unit will not provide the holder with voting rights.

"**Code**" means the Internal Revenue Code of 1986, as amended, from time to time, or any successor statute.

"**Company**" means the limited liability company governed by this Agreement.

"**Confidential Information**" means any information relating to the business and affairs of the Company, which is not generally available to the public, unless made available to the general public due to any act or omission in violation of this provision. Confidential Information may be disclosed, to the extent that it is legally required, as long as the disclosing party provides the Company prior written notice of the necessity to make such disclosure so that the Company may seek an appropriate protective order or other appropriate remedy.

"**Consent of the Board**" means either: **(1)** the vote of a majority, by number, of the Managers if more than ONE (1) Manager is authorized, or in the event that only ONE (1) Manager is authorized, the decision of the sole Manager, or **(2)** unanimous written consent of all Managers.

"**Consent of Class A Members**" means either: **(1)** the vote of the Class A Members who own more than FIFTY PERCENT (50%) of all Class A Common Units owned by Class A Members outstanding on the date the vote is taken, or **(2)** in lieu of a formal vote, written consent provided by Class A Members who own more than FIFTY PERCENT (50%) of all Class A Common Units owned by Class A Members outstanding on the date the written consent is given.

"**Distributable Cash**" means that portion of the cash then on hand or in bank accounts of the Company which the Board, in its absolute discretion, determine is available for distribution to the Members and Assignees, taking into account: **(1)** the amount of cash required for the payment of the Company's current expenses, liabilities and obligations (whether for expense items, capital expenditures, improvements, retirement of indebtedness or otherwise) and **(2)** the amount of cash which the Board deems necessary in order to establish prudent reserves for the payment of future capital expenditures, improvements, retirements of indebtedness, operations and contingencies, known or unknown, liquidated or unliquidated, including, but not limited to, liabilities which may be incurred in litigation and liabilities undertaken pursuant to the indemnification provisions of this Agreement.

"**Distribution(s)**" means money or other property transferred to a Member or Assignee, by the Company, in respect of the Member's or Assignee's Units, without separate consideration.

"**Effective Date**" has the meaning set forth in the first sentence of this Agreement.

"**Entity**" means any general partnership, limited partnership, limited liability partnership, corporation, limited liability company, joint venture, trust, business trust, estate, cooperative or other association or business entity.

"**Fair Market Value**" means, with respect to an asset, the price at which that asset would be sold for cash payable at closing between a willing buyer and a willing seller, each having reasonable knowledge of all relevant facts concerning the asset and neither acting under any compulsion to buy or sell.

"**Grantor**" means the grantor of a Member or Assignee that is a trust.

"**Initial Capital Contribution**" means, as to any Member, the Member's initial Capital Contribution.

"**IRS**" means the Internal Revenue Service.

"**Liquidating Trust**" means a trust that is established by the Company for the benefit of the Members and Assignees and for the purpose of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company.

"**Liquidating Trustee**" means the trustee of a Liquidating Trust.

"**Manager**" means any Person designated or elected from time to time as a manager of the Company, acting in his or her capacity as manager.

"**Member**" means any Person who has become a party to this Agreement and has been admitted to the Company as a Member in accordance with this Agreement, as set forth on **Exhibit B**, as such may be amended from time to time, until the Withdrawal of such Person. A Member (but not an Assignee that has not been admitted as a Member) will have all rights of a Member as provided for herein. Any reference to a Member includes Class A Members and Class B Members, unless specifically stated otherwise.

"**Membership Interest**" or "**Interest**" means a Member's or Assignee's right to Distributions, allocations of Profits and Losses, and other items allocated under **Article VII** of this Agreement, as expressed in Units allocated to such Member or Assignee, but no other rights of a Member, such as voting rights regarding decisions involving the Company, the right to participate in the management of the Company, and the right to receive information from the Company.

"**Member Minimum Gain**" has the meaning given to the term "partner nonrecourse debt minimum gain" in Section 1.704-2(i)(2) of the Regulations.

"**Member Nonrecourse Deductions**" means "partnership nonrecourse deductions" as defined under Section 1.704-2(i)(2) of the Regulations.

"**Nonrecourse Deductions**" means Company deductions that are characterized as "nonrecourse deductions" under Section 1.704-2(b) of the Regulations.

"**Person**" means an individual or Entity and their or its respective successors and assigns.

"**Presumed Tax Liability**" means for any Member or Assignee for any Taxable Year an amount equal to the product of: **(1)** the amount of taxable income (including in computing taxable income any earnings required to be separately stated under Code Section 703) allocated to such Member for that Taxable Year and **(2)** the combined effective Federal and state income tax rate, adjusted for the Federal deduction for state income taxes, applicable during the Taxable Year for computing regular ordinary income tax liabilities (without reference to minimum taxes, alternative minimum taxes, or income tax surcharges) of a natural person residing in the State of Missouri in the highest bracket of taxable income.

"**Prime Rate**" means the rate of interest publicly announced or published as its "Prime Rate" by Bank of America, or its successor, as in effect from time to time.

"**Profits**" and "**Losses**" means, respectively, the net income and net loss, respectively, of the Company (determined by including all items that adjust Capital Accounts pursuant to Treasury Regulations Section 1.704-l(b)(2)(iv)) determined strictly in accordance with federal income tax principles (including rules governing depreciation and amortization), except that in computing net income or net loss, the "book value" of an asset (determined in accordance with the principles of Treasury Regulations Section 1.704-l(b)(2)(iv)) will be substituted for its adjusted tax basis if the two differ, and items under sections 7.2(C) or 7.2(D) of this Agreement shall be excluded from the computation.

"**Regulation**" or "**Treasury Regulation**" means those regulations or a specific regulation promulgated by the U.S. Department of the Treasury pursuant to authority granted by the Code or any revenue law of the U. S., as amended from time to time.

"**Regulations §**" means a section of the Regulations.

"**Remaining Member**" means a Member other than a Member whose Units are subject to a buyout or Transfer under **Article VIII**.

"**Revised Audit Provisions**" means: **(1)** Code Sections 6221-6241 (as enacted pursuant to the Bipartisan Budget Act of 2014, Pub. L. No. 114-74), as amended from time to time, **(2)** any Treasury Regulations or other official guidance promulgated under or related to such Code Sections, and **(3)** any corresponding provisions of state or local income tax law.

"**Sharing Percentage**" means the Sharing Percentage as provided on **Exhibit B** hereto.

"**State**" means the State of Missouri.

"**Substitute Member**" means any Assignee of the Interest or Units of a Member who is admitted to the Company as a Member in accordance with this Agreement.

"**Supermajority Consent of Class A Members**" means either: **(1)** the vote of the Class

A Members who own at least SIXTY SIXTY AND TWO-THIRDS PERCENT (66 2/3rd %) of all Class A Common Units owned by Class A Members outstanding on the date the vote is taken, or **(2)** in lieu of a formal vote, written consent provided by Class A Members who own at least SIXTY-SIX AND TWO-THIRDS PERCENT (66 2/3rd%) of all Class A Common Units owned by Class A Members outstanding on the date the written consent is given.

"**Tax Distribution**" has the meaning set forth in **Section 7.1(C)** of this Agreement.

"**Tax Matters Member**" has the meaning set forth in **Section 6.3(A)** of this Agreement.

"**Taxable Year**" means the Company's taxable year as determined under Code Section 706.

"**Transfer**" (including "**Transfers**" and "**Transferred**") has the meaning set forth in **Section 8.1** of this Agreement.

"**Unanimous Consent of Class A Members**" means either: **(1)** the unanimous vote of the Members who own all Class A Common Units outstanding on the date the vote is taken, or **(2)** in lieu of a formal vote, unanimous written consent provided by all of the Members whose Class A Common Units are outstanding on the date the written consent is given.

"**Unit**" means a fractional interest (equal to the quotient of ONE (1) divided by the number of all outstanding Units). If the Company redeems any of the Units, those Units will, for all purposes of this Agreement, be deemed cancelled and will not be considered outstanding. The aggregate of all of a Member's or Assignee's Units in the Company will be synonymous with the Member's or Assignee's Interest. Unless this Agreement expressly states otherwise, any reference to the term "**Unit**" shall include all Class A Common Units and Class B Common Units.

"**Valuation Date**" means the last day of the month during which the event triggering the mandatory or optional repurchase of a Member's or Assignee's Units in the Company under this Agreement occurred.

"**Withdrawal**" (including the verb form "**Withdraw**" and the adjectival forms "**Withdrawing**" and "**Withdrawn**"): As to a Member, his withdrawal from the Company, as a Member, as provided in Section 347.123 of the Act, or any successor provision, which shall include, but not be limited to: **(1)** his Transfer of his entire Units in the Company unless the Supermajority Consent of Class A Members agrees to the Member remaining a Member; **(2)** a Member's withdrawal as a Member of the Company under Section 347.121 of the Act; **(3)** a Member's Bankruptcy; **(4)** in the case of a Member who is a natural person, the death of such Member or the adjudication of such Member as incompetent; **(5)** in the case of a Member that is a trust, a termination of the trust or a distribution of its Interest in the Company, but not merely the substitution of a new trustee; or **(6)** in the case of a Member that is another type of Entity, the dissolution, liquidation or termination of such Member.

EXHIBIT B

To Limited Liability Company Operating Agreement of
Nutri-Chef Gluten-Free Foods, LLC
Dated October 16, 2018

Member Name and Address	Class A Common Units	Class B Common Units	Sharing Percentage
Kenneth Crecelius 6227 Devonshire Avenue St. Louis, MO 63109	10,000	0	100%
Total:	10,000	0	100%

38

EXHIBIT C

Officers

Officer	Name
President	Kenneth A. Crecelius
Secretary	Kenneth A. Crecelius

To Limited Liability Company Operating Agreement of
Nutri-Chef Gluten-Free Foods, LLC
Dated October 16, 2018

Form of Promissory Note

PROMISSORY NOTE

$_____   _____, Missouri

                                                    Date:_____

     FOR VALUE RECEIVED, the undersigned ("**Undersigned**") promises to pay to the order of _____ (the "**Payee**"), the principal sum of $_____, with a rate of interest equal to _____ percent (_____%) per annum. The principal sum, together with interest, will be paid in one hundred twenty equal installments of principal and interest based on a one hundred twenty month amortization schedule, to-wit: $_____ per month, with the first installment to be due and payable one (1) month from the date hereof and the remaining installments to continue on a monthly basis each month thereafter until the principal sum of this Note, together with all interest, will have been paid in full. Each installment is to be applied first to accrued interest and the balance to the principal.

     The following events will be deemed an "**Event of Default**": (a) the Undersigned fails to make any payment of principal or interest when due hereunder, and such failure is not cured within twenty (20) days after written notice thereof; or (b) if the Undersigned is an individual or a trust, then the death of the Undersigned or the grantor, as the case may be; or (c) any voluntary petition by, or involuntary petition against, the Undersigned or (if not the Undersigned) Nutri-Chef Gluten-Free Foods, LLC (the "**Company**") is filed under any chapter of the Federal Bankruptcy Act, or any proceeding involving the Undersigned or the Company is instituted under any other law relating to the relief of debtors, and any of the foregoing is not discharged, dismissed or discontinued within sixty (60) days; or (d) the Undersigned or (if not the Undersigned) the Company makes any assignment for the benefit of creditors; (e) if the Undersigned is a legal entity, there is a dissolution and liquidation of the Undersigned; (f) the cessation of operations of the Company; (g) the sale of all, or substantially all, of the business or assets of the Company; or (h) any default by the Undersigned under that certain Pledge Agreement referenced below. In the event of any Event of Default, the holder hereof, in such holder's sole discretion, may by written notice delivered to the Undersigned declare the entire unpaid principal indebtedness evidenced by this Note to be due forthwith and the same will thereupon become immediately due and payable.

     Upon the occurrence of an Event of Default, the Undersigned shall, in addition to the payment of principal and interest hereunder, pay all costs of collection, including reasonable attorneys' fees and court costs. The Undersigned will have the right at any time, and without penalty or discount, to prepay all or any portion of this Note, which prepayment will apply first to interest and then to principal in the inverse order of maturity. The installments hereunder will be payable to the holder of the Note, from time to time, at such place as said holder will direct in writing. This Note is secured by that certain Pledge Agreement dated of even date herewith on certain of the Undersigned's Units in the Company, and this Note is subject to all of the terms and conditions contained therein and which are made a part hereof.

     The Undersigned waives demand, presentment, demand for payment, protest, notice of protest, non-payment and dishonor. The Undersigned also agrees that the time of payment of this Note may be extended, renewed or modified, from time to time, without notice to the Undersigned or the Undersigned's consent, and that the holder of this Note may modify, adjust, subordinate or release, in whole or in part, any collateral

being held as security for this Note, without effecting the liability of any party liable or becoming liable for payment of any amounts due under this Note.

_____
[name]

EXHIBIT E

To Limited Liability Company Operating Agreement of
Nutri-Chef Gluten-Free Foods, LLC
Dated October 16, 2018

Form of Pledge Agreement

PLEDGE AGREEMENT

This **PLEDGE AGREEMENT** ("**Agreement**") is made this _____ day of _____, 20____, by and between _____ ("**Pledgor**") and _____ ("**Pledgee**").

WITNESSETH:

WHEREAS, pursuant to the Operating Agreement of **NUTRI-CHEF GLUTEN-FREE FOODS, LLC** (the "**Company**"), Pledgor is acquiring certain Units of Pledgee in the Company (the "**Acquired Units**"); and

WHEREAS, in connection with the acquisition of the Acquired Units, Pledgor has executed a certain promissory note dated _____, 20__ in the principal amount of _____ Dollars ($_____) plus interest as provided therein (the "**Note**") in favor of Pledgee; and

WHEREAS, the Pledgor now desires to pledge to Pledgee all of Pledgor's interest in the Acquired Units, and to grant Pledgee a first security interest in the Acquired Units.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, agreements, terms and conditions herein set forth, the parties do hereby covenant and agree as follows:

1. _The Pledge and Security Interest_. To secure the full and punctual payment by Pledgor of all of his obligations under the Note, Pledgor hereby grants to Pledgee a continuing security interest in, and hereby pledges, assigns, transfers, conveys and delivers, as security for such payment and performance, to Pledgee: (i) the Acquired Units; (ii) any and all distributions, monetary, liquidating or otherwise, in respect of the Acquired Units; (iii) any and all securities, instruments, documents, contract rights and other property which Pledgor is or may hereafter become entitled to receive or which may inure to the benefit of Pledgor in respect of the Acquired Units; and (iv) all cash and non-cash proceeds of the Acquired Units (herein collectively referred to as the "**Collateral**").

2. _Representations and Warranties of Pledgor_. Pledgor hereby represents and warrants that:

    (a)   Pledgor is the legal and beneficial owner of all of the Collateral;

    (b)   All of the Collateral in Pledgor's name has been duly and validly issued, is fully paid and non-assessable, and is owned by Pledgor free from any pledge, mortgage, hypothecation, lien, charge, encumbrance or security interest in such Collateral or the proceeds thereof, except for that granted hereunder;

    (c)   Upon delivery of the Collateral to Pledgee, this Pledge shall create a valid

first lien and perfect a security interest in the Collateral in Pledgee's name subject to no prior security interest, lien, charge or encumbrance or agreement purporting to grant any third party a security interest in the Collateral of Pledgor;

(d) Until such time as the terms and conditions of the Note have been fully performed, Pledgor shall not sell, convey or otherwise dispose of any of the Collateral or any interest therein, or create, incur or permit to exist any pledge, mortgage, lien, charge, encumbrance or any security interest whatsoever in or with respect to any of the Collateral; and

(e) Pledgor shall, at its own expense, defend Pledgee's right, title, special property and security interest in and to the Collateral against the claims of any person, firm, corporation or other entity.

3. **Termination of the Pledge**. Upon the full performance by Pledgor of all of the covenants, agreements, warranties, representations and/or conditions contained in the Note, Pledgee shall thereupon transfer to Pledgor all of the respective Collateral and, to that end, shall execute any and all instruments and documents that Pledgor reasonably shall deem necessary or proper to revest title and record ownership thereof in and to Pledgor.

4. **Events of Default**. Each of the following events shall be and shall constitute an "**Event of Default**" hereunder: (a) any Event of Default of Pledgor under the Note; or (b) any default by Pledgor in the performance of any covenant, agreement, warranty, representation or condition contained herein that is not cured within thirty (30) days after Pledgor's receipt of notice of default by the Pledgee.

5. **Remedies Upon Default**.

(a) Upon the occurrence of any one or more of the Events of Default described in Paragraph 4 hereof, Pledgee may, at its option and in its sole discretion, proceed to enforce the duties, obligations and liabilities of the Pledgor secured by this Pledge, exercising all of its rights and remedies with respect to the Collateral which Pledgee has as a secured party under Article 9 of Chapter 400, Uniform Commercial Code, of the Annotated Missouri Statutes, as amended from time to time, and other applicable laws, including, but not limited to, the right to sell or otherwise dispose of all or any part of the Collateral, or the right to retain the Collateral in satisfaction of the obligation secured thereby, and, to that end, declare that ownership of the Acquired Units shall be immediately re-vested in Pledgee. The proceeds of any disposition of the Collateral, other than retention of the Collateral, shall be applied first to the cost of collection plus court costs and attorneys' fees and all rights to proceed against Pledgor for any deficiency remaining after such sale or other disposition of the Collateral are hereby preserved. Any notice of sale or other disposition of the Collateral sent to Pledgor at his last known address at least five (5) days prior to such intended action shall constitute notice to Pledgor. In addition, upon the occurrence of an Event of Default, Pledgee shall be entitled to vote the Acquired Units as a member of the LLC.

6. **Benefit**. This Agreement shall inure to the benefit of Pledgee and Pledgee's successors and assigns and shall bind Pledgor and Pledgor's legal representatives, successors and assigns.

7. **Miscellaneous Provisions**. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect or impair the validity of any other provisions hereof. This Agreement shall not be amended, modified, altered or changed except by an agreement in writing signed by the party against whom the enforcement of the amendment, modification, alteration or change shall be sought. Waiver by Pledgee of any of the covenants, agreements, warranties, representations, rights, remedies and/or conditions herein shall not operate as a future waiver thereof or of any other covenant, agreement, warranty, representation, right, remedy and/or condition hereof. All instruments and

documents referred to in this Agreement are by this reference incorporated in this Agreement in full. This Agreement shall be construed and enforced under the laws of the State of Missouri.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have set their hands the day and year first above written.

PLEDGOR:

_____

[name]

PLEDGEE:

_____

[name]